   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1999.


                                                      REGISTRATION NO. 333-67077
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            CENTRAL NEWSPAPERS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            INDIANA                            2711                            35-0220660
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)

                           -------------------------
               200 EAST VAN BUREN STREET, PHOENIX, ARIZONA 85004
                                  602-444-1122
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ERIC S. TOOKER, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                            CENTRAL NEWSPAPERS, INC.
                           200 EAST VAN BUREN STREET
                             PHOENIX, ARIZONA 85004
                                  602-444-1100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------


                        COPIES OF ALL COMMUNICATIONS TO:

                O. WAYNE DAVIS, ESQ.                              WINTHROP B. CONRAD, JR., ESQ.
          HENDERSON, DAILY, WITHROW & DEVOE                           DAVIS POLK & WARDWELL
               2600 ONE INDIANA SQUARE                                450 LEXINGTON AVENUE
             INDIANAPOLIS, INDIANA 46204                            NEW YORK, NEW YORK 10017
               TELEPHONE: 317-639-4121                               TELEPHONE: 212-450-4890


                           -------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION. DATED FEBRUARY 25, 1999.



                                2,324,956 Shares


                                   [CNI LOGO]

                              Class A Common Stock

                           -------------------------

     All of the shares of Common Stock in the offering are being sold by the Nina Mason Pulliam Charitable Trust. Central Newspapers, Inc. will not receive any of the proceeds from the sale of the shares being sold by the Charitable Trust.

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ECP." The last reported sale price of the Class A Common Stock was
$     per share.


     See "Risk Factors" on page 7 to read about certain factors you should consider before buying shares of the Class A Common Stock.


                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                                Per Share     Total
                                                                ---------    --------
Public offering price.......................................    $            $
Underwriting discount.......................................    $            $
Proceeds, before expenses, to the Charitable Trust..........    $            $


     The underwriters may, under certain circumstances, purchase up to an additional 348,743 shares from the Charitable Trust at the public offering price less the underwriting discount.


                           -------------------------


     The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.


GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE

                           -------------------------


                      Prospectus dated             , 1999.

                             AVAILABLE INFORMATION

     We file annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Website on the Internet (http://www.sec.gov) that contains these reports, proxy statements and other information. These reports, proxy statements and other information are also available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Class A Common Stock is listed.

     We have filed with the Commission a Registration Statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A Common Stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or schedule to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to Central Newspapers, Inc. and the Class A Common Stock, you should read the Registration Statement, including the exhibits filed as a part thereof. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which we have previously filed (File No. 1-10333) with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference and made a part hereof:

    1. Our Annual Report on Form 10-K for the fiscal year ended December 28, 1997, which incorporates by reference certain portions of (a) our 1997 Annual Report to Shareholders and (b) our proxy statement for the 1998 Annual Meeting of Shareholders;

    2. Our Quarterly Report on Form 10-Q dated May 1, 1998;


    3. Our Quarterly Report on Form 10-Q dated August 4, 1998;


    4. Our Quarterly Report on Form 10-Q dated November 5, 1998; and

    5. The Description of Capital Stock contained in our Registration Statement on Form 10 filed September 13, 1989.

     All documents we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares will be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. In the case of a conflict, statements in documents most recently filed with the Commission should be relied upon.

     We will provide to you, without charge, a copy of the documents which have been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Oral or written requests for such copies should be directed to Central Newspapers, Inc., 200 East Van Buren Street, Phoenix, Arizona 85004,
Attention: Chief Financial Officer (telephone 602-444-1100).

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere, or incorporated by reference, in this prospectus. In this prospectus, "CNI," "we," "us" and "our" refer to Central Newspapers, Inc. and its consolidated subsidiaries. In addition, the "Charitable Trust" or the "selling shareholder" refers to the Nina Mason Pulliam Charitable Trust. Except as otherwise indicated, all information contained in this prospectus has been adjusted to reflect a two-for-one split of our Class A and Class B Common Stock effected in January 1999.



                                      CNI





     We publish the only major daily newspapers in the greater Phoenix metropolitan area and central Indiana. Our flagship newspapers are The Arizona Republic in Phoenix and The Indianapolis Star in Indianapolis. These newspapers have been published for over a century. According to circulation statistics compiled by the Newspaper Association of America, The Arizona Republic has been one of the fastest growing major daily morning newspapers in the country over the last three years. According to our internal records, circulation penetration as of December 31, 1998 in homes and businesses was:



                              DAILY    SUNDAY
                              -----    ------
     - The Arizona Republic   40%      51%

     - The Indianapolis Star
       and the Indianapolis
       News                   42%      60%



     We have benefited from the continuing economic growth and development of our key markets. With 2.9 million residents in the greater Phoenix metropolitan area, Phoenix is the nation's seventh largest city. In the greater Phoenix metropolitan area, growth across several diverse economic sectors, from manufacturing and construction to trade and services, has outpaced the national average over the past three years. In addition, Phoenix led the nation in job growth for 1997 with a 6.0% increase, and preliminary data indicates that Phoenix again led the nation in 1998 with a job growth rate of approximately 5.5%. The 1998 average annual unemployment rate of 2.6% in the greater Phoenix Metropolitan area was below the national unemployment rate of 4.5%. Its manufacturing base, a substantial portion of which comes from high technology, is projected by the Greater Phoenix Economic Council to grow faster than the national rate.


     The greater Indianapolis metropolitan area, with 1.5 million residents, has also experienced solid economic and population growth, and the preliminary 1998 average annual unemployment rate of 2.4% was well below the national average. Its economy is anchored by a large and diverse industrial base, including such major corporations as Eli Lilly and Company, Conseco, Inc., and Dow AgroSciences. Large downtown development projects such as the Convention Center, the RCA Dome and Circle Centre, a large retail shopping center, have also bolstered the regional economy.


     We also own and operate several smaller newspapers in Central Indiana and Louisiana, as well as:

     -  Westech ExpoCorp., which organizes job fairs for the high tech industry;

     -  High Technology Careers, which publishes High Technology Careers
        Magazine;

     - Virtual Job Fair (http:/www.vjf.com), an internet-based resume posting and research service;


     - Homebuyer's Fair, Inc., which provides Internet services and information for people who are moving and corporations that are relocating their employees;



     - Carantin & Co., Inc., which provides direct marketing support services to its clients; and


     -  a commercial printer.

     We have consistently grown our revenues and net income over the last five years. For the five fiscal years ended December 27, 1998, we recorded compound annual growth in revenues of 10.0%. For the fiscal year ended December 27, 1998, we generated revenues of $752.7 million and net income of $88.5 million. In 1998, we derived 75% of our revenue from advertising, 20% from circulation, and 5% from other sources. Key drivers of our financial success include the expansion of advertising and circulation revenue in our existing markets, the implementation of certain cost-cutting measures, the repurchase of our common stock, and the development of product line extensions to meet the information needs of the market we serve.


     Our financial objective is to continue to build value for our shareholders by focusing on the strengths inherent in our current markets while selectively pursuing acquisitions. The principal elements of our strategy are as follows:

     - ENHANCE ADVERTISING AND CIRCULATION REVENUE BASE. Controlling the only major daily newspapers in our key markets affords us a competitive advantage in attracting and maintaining advertising, especially compared to other advertising vehicles such as radio and television broadcasting stations, each of which individually reach a significantly smaller audience. We continue to expand our advertising revenue base by developing long-term relationships with key advertising accounts and promoting cross-selling opportunities. We also recently reorganized the sales and marketing departments at both The Arizona Republic and The Indianapolis Star, incorporating more sales-based incentives into the compensation structure, which we believe will produce greater advertising revenue.

        Our daily home-delivered subscription base represents more than 85% of total circulation. The industry average is approximately 74%. This large subscription base adds to the stability of our revenues, and we continue to emphasize and improve the quality of daily home delivery.


     - CONTINUE TO ACHIEVE COST EFFICIENCIES. We have recently identified several areas for more efficient cost management and have begun to pursue these opportunities. Initiatives in the recent past include:



             -  the closing of The Phoenix Gazette in January 1997;


             - the consolidation of The Muncie Star and the Muncie Evening Press into The Star Press in May 1996;

             - the implementation of client server computer systems in Phoenix; and

             -  the consolidation of the editorial function in Indianapolis.

        We continue to pursue opportunities like these, with a particular focus on increasing production automation, improving distribution and enhancing workforce productivity.

     - SELECTIVELY PURSUE BRAND-ENHANCING ACQUISITIONS AND NEW PRODUCT DEVELOPMENTS. We pursue acquisitions where we believe we can add or derive significant value from our operating expertise or line extension opportunities. Recent acquisitions include:

             - the purchase of the Alexandria Daily Town Talk newspaper in March 1996;


             -  the purchase of Westech in February 1997;



             - the purchase of Homebuyer's Fair in October 1997 and National School Reporting Services, Inc. in September 1998; and



             -  the purchase of Carantin & Co., Inc. in December 1998.


        Additional product developments include the development of web sites for our major newspapers.

     Our corporate headquarters' address is 200 East Van Buren Street, Phoenix, Arizona 85004 and our telephone number is (602) 444-1100.

                              SELLING SHAREHOLDER


     The Nina Mason Pulliam Charitable Trust indirectly acquired 10,147,200 shares of Class A Common Stock and 7,465,000 shares of Class B Common Stock on a split-adjusted basis from the estate of Nina Mason Pulliam, the widow of our founder. On October 23, 1998, we repurchased 5,000,000 shares of Class A Common Stock from the Charitable Trust at $30 per share. In addition, in November 1998, we repurchased 3,000,000 shares of our Class A Common Stock from the Charitable Trust at $33.50 per share, pursuant to the exercise of an option. We also have an agreement with the Charitable Trust which provides that:



     - We will register up to 2,673,700 shares of Class A Common Stock for sale by the Charitable Trust under the federal securities laws. The offering made by this prospectus is pursuant to this provision.


     - The Charitable Trust may not otherwise sell any shares of Class A Common Stock before September 21, 1999.


See "Selling Shareholder" on page 34 to read about the beneficial ownership of shares of our Common Stock by the Charitable Trust. See "Description of Capital Stock" on page 32 for additional information with respect to the terms of the Class A and Class B Common Stock.


                                  THE OFFERING


     The following information assumes that the underwriters do not exercise the option granted by the Charitable Trust to purchase additional shares in the offering, which is more fully described in the section of this prospectus entitled "Underwriting," and assumes that the Charitable Trust will convert 3,777,560 shares of Class B Common Stock into 377,756 shares of Class A Common Stock in order to facilitate this offering.



Class A Common Stock offered by the Charitable
  Trust.......................................  2,324,956
Common Stock outstanding as of February 23,
  1999:
  Class A Common Stock........................  34,467,430
  Class B Common Stock........................  58,913,440
New York Stock Exchange symbol................  "ECP"
Use of Proceeds...............................  We will not receive any of the proceeds from this offering

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially affected. As a result, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

                        DEPENDENCE ON SUBSCRIPTION BASE

     We derive a major source of revenue from our sale of newspapers through subscriptions. Our daily home-delivered subscription base represents more than 85% of our total circulation, which exceeds the newspaper industry average of approximately 74%. While our large subscription base adds relative stability to our revenue base and we continue to improve the quality of daily home delivery, our circulation is still largely dependent on such factors as our market position, preferences of readers, and the development of new forms of information dissemination (e.g. Internet). Any decline in circulation due to such factors could have a material adverse effect on our financial condition and results of operations.


                         DEPENDENCE ON LOCAL ECONOMIES



     Our advertising revenues and, to a lesser extent, circulation revenues are primarily dependent on the size and demographic characteristics of the local population, the local economic conditions and the local weather conditions. If any of these factors were to be adversely affected, our financial condition or results of operations could be adversely affected.



                         NEWSPAPER INDUSTRY COMPETITION



     Competition for advertising expenditures and newspaper sales comes from alternative sources of news and information, like regional and national newspapers, television, radio, magazines, direct mail and the Internet. A switch to these alternative sources of news and information by advertisers or consumers could materially impact our revenues and operating costs.



     Competition for advertising expenditures is based largely upon advertiser results, readership, advertising rates, demographics and circulation levels. Competition for newspaper sales is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. Our control of the only major daily newspapers in each of our key markets is of critical importance in maintaining both sales and advertising. Thus, any direct competition in our respective markets could impair our significant market position and consequently have an adverse effect on our revenues and operating costs.


                        COLLECTIVE BARGAINING AGREEMENTS


     Approximately 35% of our employees are covered by a total of 23 collective bargaining agreements. Given the large number of collective bargaining agreements, we are frequently involved in labor negotiations. As of February 23, 1999, we were involved in ongoing negotiations with respect to three different bargaining agreements, involving approximately 300 employees engaged in various trades at our facilities. No assurance can be given as to the outcome of these negotiations or as to the impact of such negotiations or agreements in the future.

                            DEPENDENCE ON NEWSPRINT


     Significant increases in newsprint costs, or an insufficient supply could have a material adverse effect on our financial condition or results of operations. This is because newsprint is the basic raw material used in our business. We consumed approximately 182,000 metric tons of newsprint in fiscal year 1998, and our consumption is estimated to be approximately 191,000 tons in 1999. This increase is due primarily to anticipated linage and circulation gains in 1999. We currently obtain our newsprint from a number of suppliers, both foreign and domestic, a majority of which are under long-term contracts.



     Newsprint costs are cyclical and vary widely from period to period. Price changes are the major factor in these fluctuations. Likewise, our newsprint costs are affected by our changing volume needs. Our volume increase of 1.5% for 1998 over the comparable 1997 period was related to increased advertising linage and circulation gains. We anticipate that newsprint expense comparisons will be about the same in 1999.


     Given the fluctuations in newsprint costs, we cannot predict whether any increase in costs of newsprint will occur or the amount or timing of any increase.

                        FLUCTUATION OF QUARTERLY RESULTS

     Generally, newspaper companies tend to follow a distinct and recurring seasonal revenue pattern. The first quarter of the year (January-March) tends to be the weakest quarter because advertising volume is then at its lowest level. The fourth quarter (October-December) tends to be the strongest quarter, as it includes heavy holiday season advertising. Our business reflects this seasonality, with our peak revenues and profits generally occurring in the second and fourth quarter of each year. We expect that seasonal fluctuations in revenue will continue to affect our results of operations in future periods. Therefore, results of operations in any period should not be considered indicative of the results to be expected for any future periods.

                            RISKS IN GROWTH STRATEGY

     Our growth strategy of strengthening our presence in our existing markets presents risks inherent in assessing the value, strengths and weaknesses of acquisition opportunities, in evaluating the costs of new growth opportunities and in expanding into new products and improving our operating efficiency. We are unable to predict the number or timing of future acquisition opportunities, or whether any such opportunities will meet our acquisition criteria. Moreover, if such acquisitions occur, we are unable to predict whether they will be a success.

     Likewise, our growth strategy also depends on our ability to achieve cost efficiencies through increasing production automation, improving distribution and enhancing work force productivity. There can be no assurances that we will be able to successfully implement this strategy in the future.


                       CONTROL BY EUGENE C. PULLIAM TRUST



     Presently, a majority of our voting power is held by the Eugene C. Pulliam Trust, which owns approximately 73% of our Class B Common Stock and approximately 69% of our combined voting power. The concentration of voting control by this trust affects decisions made on behalf of the Company. For example, this trust has the ability to elect all of the members of the Board of Directors and thus control the policies and operations of our businesses. Thus, circumstances may occur in which the interest of this trust may be in conflict with the interest of the holders of Class A Common Stock.


                          ANTI-TAKEOVER EFFECT OF THE
                            EUGENE C. PULLIAM TRUST

     Under the terms of the Eugene C. Pulliam Trust, the trustees are directed not to take or approve any action by us that would cause the trust to have less voting power with respect to us or any corporation into which we are merged or consolidated, than its proportion of the voting power at the time of the execution of the trust (54%). Specifically, the trust's provisions prohibit it from selling, exchanging, pledging or otherwise disposing of its stock, as well as approving any reorganization or recapitalization, including mergers and consolidations, that would dilute the trust's voting power. As a result, this may make it more difficult for a third party to acquire a majority of our outstanding capital stock. In addition, such provisions could also limit the price certain investors might be willing to pay in the future for shares of our Common Stock. Likewise, certain provisions of Indiana law applicable to us could also delay, deter or prevent a merger, tender offer, or other takeover attempts.


                             INTEREST RATE EXPOSURE


     On October 23, 1998, we repurchased 5,000,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust for $150.8 million, which includes related interest cost. In addition, in November 1998, we repurchased 3,000,000 shares of our Class A Common Stock from the Charitable Trust for $100.5 million. These repurchases were financed with a $300 million revolving credit facility. As a result of this indebtedness, our earnings are more susceptible to interest rate fluctuations than before.


                         POTENTIAL LITIGATION EXPOSURE

     We are from time to time named as defendants in litigation in which the plaintiffs claim significant damages. As a newspaper company, we are especially susceptible to libel and invasion of privacy actions. As a result, there is a risk that an adverse judgment may have a material adverse effect on our financial condition or results of operations.

                        RISK OF YEAR 2000 NONCOMPLIANCE

     We have developed a comprehensive program to identify, evaluate, test, upgrade or replace each of our computer and non-computer based systems in connection with Year 2000 readiness.

     Despite these efforts, we could potentially experience a disruption in our operations as a result of potential noncompliance of certain vendors, financial institutions, governmental agencies or other third parties or external systems. This disruption could potentially affect various aspects of our business operations, including the timeliness and content of certain newspapers or online products. At this time, we are unable to determine whether the consequences of Year 2000 failures would have a material impact on our results of operations, liquidity or financial condition.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ECP." The Class B Common Stock is not publicly traded. The following table sets forth the high and low reported sale prices for the Class A Common Stock for the periods indicated as reported on the New York Stock Exchange Composite Tape and the dividends declared and subsequently paid with respect to the Class A Common Stock and the Class B Common Stock for such periods:


                                                       CLASS A COMMON
                                                        STOCK PRICE              DIVIDENDS PER SHARE
                                                     ------------------          --------------------
                                                     HIGH           LOW          CLASS A     CLASS B
                                                     ----           ---          --------    --------
1996
  First quarter....................................  $18 15/16      $15 3/8       $0.085     $0.0085
  Second quarter...................................   19 3/16       17 1/16        0.085      0.0085
  Third quarter....................................   19 11/16      16 11/16       0.095      0.0095
  Fourth quarter...................................   22 1/8        19 1/8         0.095      0.0095
                                                                                  ------     -------
                                                                                  $0.360      $0.0360
                                                                                  ======     =======
1997
  First quarter....................................  $25 3/8        $21 11/16     $0.095     $0.0095
  Second quarter...................................   35 13/16      23 15/16       0.095      0.0095
  Third quarter....................................   38 1/8        32 15/16       0.105      0.0105
  Fourth quarter...................................   38 7/16       32 11/16       0.105      0.0105
                                                                                  ------     -------
                                                                                  $0.400     $0.0400
                                                                                  ======     =======
1998
  First quarter....................................   37 1/8        31 1/32       $0.105     $0.0105
  Second quarter...................................   37 15/32      30 13/16       0.105      0.0105
  Third quarter....................................   35 1/16       28 1/2         0.120      0.0120
  Fourth quarter...................................   35            27 19/32       0.120      0.0120
                                                                                  ------     -------
                                                                                  $0.450     $0.0450
                                                                                  ======     =======



     On February [  ], 1999, the reported last sale price for the Class A Common
Stock was $[     ] per share on the New York Stock Exchange.


     While future dividends will be subject to the discretion of our Board of Directors, the Board of Directors currently intends to continue the policy of paying cash dividends on a quarterly basis. However, future dividends will depend upon our results of operations, financial condition, capital expenditure program and other factors, some of which are beyond our control. There can be no assurance as to whether or when our Board of Directors will change the current policy regarding dividends.

                                USE OF PROCEEDS


     All of the shares of Class A Common Stock being offered hereby are being sold by the selling shareholder. We will not receive any proceeds from the offering.

                                 CAPITALIZATION



     The following table sets forth our capitalization as of December 27, 1998, and reflects our repurchases of an aggregate of 8,000,000 shares of Class A Common Stock from the Charitable Trust. Funding for these repurchases came from borrowings under a $300 million revolving credit facility.



                                                              DECEMBER 27, 1998
                                                              -----------------
                                                               (IN THOUSANDS)
Cash and cash equivalents...................................      $ 24,774
                                                                  ========
Short-term borrowings.......................................      $ 52,072
Long-term debt..............................................       200,025
Redeemable preferred stock issued by subsidiary.............        18,920
Shareholders' equity:
  Preferred Stock, issuable in series:
     Authorized -- 25,000,000 shares
     Issued -- none.........................................            --
  Class A Common Stock -- without par value:
     Authorized -- 150,000,000 shares
     Issued -- 34,446,180 shares............................        30,937
  Class B Common Stock -- without par value:
     Authorized -- 130,000,000 shares
     Issued -- 62,691,000...................................            63
  Retained earnings.........................................       112,104
  Unamortized value of restricted stock.....................        (1,407)
  Net unrealized gain on available-for-sale securities......         1,466
                                                                  --------
          Total shareholders' equity........................       143,163
                                                                  --------
Total capitalization........................................      $414,180
                                                                  ========

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data in the following table for each of the five fiscal years in the period ended December 27, 1998 have been derived from our consolidated financial statements which, for the fiscal year ended December 28, 1997 and December 27, 1998, have been audited by PricewaterhouseCoopers LLP and, with respect to the other fiscal years, have been audited by Olive LLP, independent auditors. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus and the other documents incorporated herein by reference.

                                                                                    FISCAL YEAR ENDED
                                                         ------------------------------------------------------------------------
                                                         DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   DECEMBER 27,
                                                             1994         1995(1)          1996           1997           1998
                                                         ------------   ------------   ------------   ------------   ------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues:
    Advertising........................................    $395,450       $446,693       $479,474       $541,311       $562,408
    Circulation........................................     121,823        129,537        134,133        143,153        150,446
    Other..............................................       2,429          3,671          6,708         31,673         39,836
                                                           --------       --------       --------       --------       --------
                                                            519,702        579,901        620,315        716,137        752,690
                                                           --------       --------       --------       --------       --------
  Operating expenses:
    Compensation.......................................     217,078        222,748        228,316        239,783        243,637
    Newsprint and ink..................................      76,247        110,085        113,171        105,467        112,937
    Other operating costs..............................     116,944        129,362        137,875        177,829        196,746
    Depreciation and amortization......................      26,639         28,487         35,528         42,022         45,418
    Asset impairment cost..............................          --             --          4,226             --            525
    Work force reduction cost..........................       7,064          3,328          1,340          9,999            854
                                                           --------       --------       --------       --------       --------
                                                            443,972        494,010        520,456        575,100        600,117
                                                           --------       --------       --------       --------       --------
  Operating income.....................................      75,730         85,891         99,859        141,037        152,573
    Other income-net...................................       4,965          8,154          4,009          2,152            428
                                                           --------       --------       --------       --------       --------
    Income before income taxes.........................      80,695         94,045        103,868        143,189        153,001
    Provision for income taxes.........................      32,847         38,048         42,431         58,797         63,125
                                                           --------       --------       --------       --------       --------
    Income before minority interest and equity in
      affiliate........................................      47,848         55,997         61,437         84,392         89,876
    Minority interest in subsidiaries..................      (2,977)        (1,409)        (1,629)        (2,566)        (2,326)
    Equity in affiliate, net of tax....................      (3,550)          (590)         1,726           (331)           992
    Net income.........................................    $ 41,321       $ 53,998       $ 61,534       $ 81,495       $ 88,542
                                                           ========       ========       ========       ========       ========
    Net income per common share:
      Basic............................................    $   0.78       $   1.01       $   1.16       $   1.58       $   1.83
      Diluted..........................................    $   0.77       $   1.00       $   1.14       $   1.54       $   1.78
                                                           ========       ========       ========       ========       ========
    Average common shares outstanding:
      Basic............................................      53,242         53,302         53,238         51,464         48,498
      Diluted..........................................      53,650         53,738         54,076         52,946         49,880
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by operating activities............    $ 41,897       $ 62,283       $122,015       $153,823       $133,494
  Net cash used by investing activities................     (27,530)       (42,463)       (73,037)       (70,706)       (54,638)
  Net cash used by financing activities................     (14,405)       (15,783)       (38,971)       (82,342)       (91,006)
OTHER DATA:
  EBITDA(2)............................................    $109,433       $117,706       $140,953       $193,058       $199,370
  EBITDA margin........................................       21.1%          20.3%          22.7%          27.0%          26.5%
  Capital expenditures.................................    $ 23,256       $ 58,676       $ 46,530       $ 25,135       $ 34,809
  Net cash provided by operating activities, excluding
    the
    effect of trading securities.......................      87,579         79,913         81,344        142,192        134,949
BALANCE SHEET DATA:
  Cash and cash equivalents............................    $ 22,105       $ 26,142       $ 36,149       $ 36,924       $ 24,774
  Total assets.........................................     500,444        547,204        586,972        614,311        629,359
  Working capital......................................     132,907        137,818         92,323         64,739         13,113
  Long-term debt.......................................       2,678          2,678          2,678             --        200,025
  Shareholders' equity.................................     319,762        358,741        387,550        382,279        143,163


-------------------------

(1) 53-week year.

(2) Earnings before non-operating income and interest expense (other income-net), taxes, depreciation, amortization and costs associated with asset impairments and workforce reductions "special charges" ("EBITDA"). We believe that EBITDA is a valuable indicator of pre-tax profitability and also is used commonly by the financial and investment community to analyze communications and media companies. However, EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating income or as a measure of liquidity. EBITDA as defined herein may not be comparable to other similar measurements, as entities define these non-GAAP measurements in different ways.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                           FORWARD-LOOKING STATEMENTS



     This document contains material that is forward-looking in nature. From time to time, we may provide forward-looking statements relating to such matters as anticipated financial performance, business prospects, and similar matters. We may identify these forward-looking statements by the use of words such as "anticipate," "believe," "expect," "plan," "foresee," or derivations thereof. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for these statements. We want to ensure that these statements are accompanied by meaningful cautionary language to comply with the safe harbor under the Act. We assume no obligation to update any forward-looking statements. A variety of factors could cause our actual results to differ materially from the expectations expressed in the forward-looking statements, including, but not limited to, the following:



     - declines in circulation due to changing reader preferences and/or new forms of information dissemination;



     - economic weakness in geographic markets;



     - weakness in advertising categories due to factors including retail consolidations, declines in the advertising budgets of major customers, and increased competition from print and non-print products and new competitors emerging in our markets;



     - the negative impact of issues related to labor agreements;



     - unexpected fluctuations in the price of newsprint;



     - an increase in distribution and/or production costs over anticipated levels; and



     - an increase in actual interest rates over expected rates.



                                    GENERAL



     Our principal line of business is newspaper publishing. We derive revenues primarily from advertising and newspaper sales in the Phoenix, Arizona and Indianapolis, Indiana metropolitan areas. We also own:



     - an 80% interest in the Westech group of companies, which is predominantly in the jobs fair business;



     - a 13.5% interest in Ponderay Newsprint Company, a partnership that owns a newsprint mill in the State of Washington;



     - an 89% interest in Homebuyer's Fair, Inc., which provides internet-based services and information for people who are moving and for corporations that are relocating employees, as well as information regarding schools across the nation; and



     - a 100% interest in Carantin & Co., Inc., which provides direct marketing support services to its clients.



     You should read the following information with our fiscal 1998 consolidated financial statements, including the accompanying notes.



     Our business tends to be seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year. The results for 1996, 1997 and 1998 reflect these seasonal patterns.



                                 RECENT EVENTS



     On January 22, 1999, Dan Quayle resigned from our Board of Directors to concentrate on his campaign for the Republican United States Presidential nomination.



     On January 20, 1999, Eugene S. Pulliam, publisher of The Star and The News in Indianapolis, and executive vice president and director of CNI, died at the age of 84.



     On December 16, 1998, we acquired 100% of Carantin & Co., Inc., a Phoenix-based company that provides direct marketing support services to its clients.



     On December 8, 1998, our board of directors declared a two-for-one split of the Class A and Class B Common Stock. The board also declared a dividend of $0.12 per share of its Class A Common Stock and $0.012 on its Class B Common Stock. The stock split and cash dividend were distributed on January 8, 1999 to holders of record of Class A and Class B Common Stock as of the close of business on December 18, 1998. We have restated all shares and per share amounts in this prospectus to reflect the stock split.



     In addition, on December 8, 1998, it was announced that Frank E. Russell would retire as chairman of CNI at the end of the year. The board elected current president and chief executive officer Louis A. Weil as chairman of the Company effective December 31, 1998.



     On October 23, 1998, we repurchased 5,000,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust at $30 per share (plus interest from September 16, 1998), or a total of $150.8 million. In addition, in November 1998, we repurchased 3,000,000 shares of Class A Common Stock from the Charitable Trust at $33.50 per share, or a total of $100.5 million. We financed these repurchases with a $300 million revolving credit facility consisting of a $200 million five-year facility and a $100 million 365-day revolving credit facility. We may use the credit facility for general corporate purposes, including the repurchase of Common Stock.



     In December 1997, the Board of Directors authorized additional repurchases of up to $100 million of our Class A Common Stock over a three-year period. We may purchase the shares on the open market or in privately negotiated transactions. We have repurchased a total of 2,039,660 shares under this authorization through December 27, 1998 at a total cost of about $65.5 million. These numbers do not include the stock repurchase described in the previous paragraph.



     In October 1997, we acquired an 80% interest in Homebuyer's Fair, Inc., which provides internet-based services and information for people who are moving and for corporations that are relocating employees. In September 1998, Homebuyer's Fair acquired 100% of National School Reporting Services, Inc., which provides internet-based information regarding schools across the nation. As a result of the transaction, we now own 89% of the combined entity, with an option to purchase the remaining 11% on or after December 31, 2001.



     See Note 3 of the Notes to Consolidated Financial Statements for additional information regarding Common Stock repurchases and acquisitions.



                             RESULTS OF OPERATIONS



     We achieved our fifth consecutive year of record revenues and profits in 1998. The following table summarizes our operating income, net income, and earnings per share for 1996, 1997 and 1998:



                                           FISCAL YEAR ENDED(1)      EXCLUDING SPECIAL CHARGES
(IN MILLIONS,                            ------------------------   ---------------------------
EXCEPT SHARE DATA)                        1996     1997     1998     1996      1997      1998
------------------                       ------   ------   ------   -------   -------   -------
Operating Income.......................  $ 99.9   $141.0   $152.6   $105.4    $151.0    $154.0
Net Income.............................    61.5     81.5     88.5     64.8      87.4      89.4
Basic EPS..............................    1.16     1.58     1.83     1.22      1.70      1.84
Diluted EPS............................    1.14     1.54     1.78     1.20      1.65      1.79


-------------------------


(1) All three years included work force reduction and/or asset impairment costs ("special charges") that decreased earnings.

     Net income in 1998 (excluding special charges) increased 2.3% over 1997 primarily due to:



     - a 3.9% increase in advertising revenue;



     - other revenue growth of 25.8% from increased online, direct marketing, job fairs, and specialty publication revenue;



     - effective cost controls which resulted in only a 1.6% increase in compensation expense and a 1.5% increase in newsprint consumption;



     - our average newsprint cost per ton increasing only 5.6%; and



     - other operating costs increasing only 10.6% as detailed below under operating expenses.


                               OPERATING REVENUE


     Our major sources of operating revenue are derived principally from advertising and newspaper copy sales. Advertising currently accounts for about 75% of our consolidated revenue. Circulation revenue from the sale of newspaper copies accounts for approximately 20%. The remaining 5% is derived from other revenue sources such as online, database marketing, job fair revenue and special publications. The following table summarizes our operating revenue for the 1996, 1997 and 1998 fiscal years:



                                               FISCAL YEAR ENDED
                                            ------------------------   1996-1997   1997-1998
(IN MILLIONS)                                1996     1997     1998    % CHANGE    % CHANGE
-------------                               ------   ------   ------   ---------   ---------
Advertising...............................  $479.5   $541.3   $562.4      12.9        3.9
Circulation...............................   134.1    143.1    150.4       6.7        5.1
Other.....................................     6.7     31.7     39.8     372.2       25.8
                                            ------   ------   ------     -----       ----
          TOTAL OPERATING REVENUE.........  $620.3   $716.1   $752.6      15.4        5.1
                                            ======   ======   ======     =====       ====



     Gains in advertising revenue primarily resulted from increases in advertising linage (column inches of printed material that has appeared in the newspaper) and rates. Advertising rates were adjusted at varying times throughout the year and in varying amounts based on local market conditions for each type of advertising category. Our major market linage was as follows:



                                          FULL RUN LINAGE IN SIX COLUMN
                                                    INCHES(1)
                                          ------------------------------   1996-1997   1997-1998
(IN THOUSANDS)                              1996       1997       1998     % CHANGE    % CHANGE
--------------                            --------   --------   --------   ---------   ---------
BY CATEGORY:
Retail..................................  2,507.2    2,679.8    2,776.6       6.9         3.6
National................................    325.4      460.2      469.9      41.4         2.1
Classified..............................  2,817.6    3,110.8    3,134.0      10.4         0.8
                                          -------    -------    -------      ----         ---
          TOTAL.........................  5,650.2    6,250.8    6,380.5      10.6         2.1
                                          =======    =======    =======      ====         ===

                                          FULL RUN LINAGE IN SIX COLUMN
                                                    INCHES(1)
                                          ------------------------------   1996-1997   1997-1998
(IN THOUSANDS)                              1996       1997       1998     % CHANGE    % CHANGE
--------------                            --------   --------   --------   ---------   ---------
BY MAJOR MARKET:
Phoenix.................................  2,668.6    2,828.9    2,904.4       6.0         2.7
Indianapolis............................  2,981.6    3,421.9    3,476.1      14.8         1.6
                                          -------    -------    -------      ----         ---
          TOTAL.........................  5,650.2    6,250.8    6,380.5      10.6         2.1
                                          =======    =======    =======      ====         ===


-------------------------


(1) For comparability, linage statistics for 1996, 1997, and 1998 exclude linage of The Phoenix Gazette, which ceased publication in January 1997.



     Advertising revenue in 1998 improved by $21.1 million, or 3.9%, from 1997 on a 2.1% increase in full-run run-of-paper linage. Advertising revenue in 1997 increased 12.9% from 1996 on a 10.6% increase in full-run run-of-paper linage. The 1998 advertising revenue increase primarily resulted from gains in classified recruitment in both major markets and retail gains in the Phoenix market.



     Circulation revenue for 1996, 1997 and 1998 was $134.1 million, $143.1 million and $150.4 million, respectively, for increases of 6.7% for the 1997 period and 5.1% for the 1998 period. The increase in 1997 and 1998 resulted primarily from a circulation distribution system change in Indianapolis, which began in 1997 (resulting in a revenue increase of $10.7 million in 1997 and $4.3 million in 1998). A March 1998 increase in the home-delivered price of The Arizona Republic and a new tiered pricing structure based on subscription term launched in Indianapolis in February 1998 also contributed to the revenue gain. The closure of The Phoenix Gazette in January 1997 did not have a significant impact on revenues because The Arizona Republic gains in daily circulation were greater than Gazette losses. The combined average daily and Sunday circulation for Phoenix and Indianapolis were:



                                             FISCAL YEAR ENDED
                                        ---------------------------   1996-1997   1997-1998
                                         1996      1997      1998     % CHANGE    % CHANGE
                                        -------   -------   -------   ---------   ---------
COMBINED AVERAGE DAILY CIRCULATION:
Phoenix...............................  455,131   460,184   467,276      1.1         1.5
Indianapolis..........................  285,355   271,712   267,985     (4.8)       (1.4)
                                        -------   -------   -------     ----        ----
SUNDAY AVERAGE CIRCULATION:
Phoenix...............................  583,162   583,288   585,890       --         0.5
Indianapolis..........................  402,884   391,727   390,479     (2.8)       (0.3)
                                        -------   -------   -------     ----        ----



     Other revenue increased $8.2 million in 1998, or 25.8%, due to revenue gains from online, direct marketing, job fairs, and specialty publications.



                               OPERATING EXPENSES



     Our operating expenses fall into four main categories. Compensation expense, which includes fringe benefits, currently accounts for about 41% of our total costs. Newsprint and ink account for about 19% and other operating costs about 33% of total costs. Depreciation and amortization account for the remainder, which is about 7.0%. The following table summarizes our costs

(excluding special charges) for the 1996, 1997 and 1998 fiscal years:



                                               FISCAL YEAR ENDED
                                            ------------------------   1996-1997   1997-1998
(IN MILLIONS)                                1996     1997     1998    % CHANGE    % CHANGE
-------------                               ------   ------   ------   ---------   ---------
Compensation..............................  $228.3   $239.8   $243.6      5.0         1.6
Newsprint and Ink.........................   113.2    105.5    112.9     (6.8)        7.1
Other Operating Costs.....................   137.9    177.8    196.8     29.0        10.6
Depreciation and Amortization.............    35.5     42.0     45.4     18.3         8.1
                                            ------   ------   ------     ----        ----
          TOTAL COSTS (excluding special
            charges)......................  $514.9   $565.1   $598.7      9.8         6.0
                                            ======   ======   ======     ====        ====



     Compensation costs, which include payroll and fringe benefits, increased 5.0% to $239.8 million in 1997 and 1.6% to $243.6 million in 1998. The
Indianapolis circulation distribution system change and the closure of The Phoenix Gazette in January 1997 accounted for a 3.7% reduction in headcount in 1997 compared to 1996. Headcount for 1998 compared with 1997 decreased approximately 2.1% primarily because the Indianapolis circulation distribution system changed from a carrier-based distribution arrangement to an agency-based work force. Increases in compensation costs in 1998 resulted from merit increases and an increase in employee benefits primarily related to a rise in health care costs.



     Newsprint and ink expense decreased 6.8% to $105.5 million in 1997 and increased 7.1% to $112.9 million in 1998. The 1997 newsprint expense reduction from 1996 primarily resulted from decreasing prices. The 1998 increase in newsprint expense was due to a 1.5% increase in newsprint consumption and a 5.6% increase in the average cost per ton of newsprint consumed. Increases in newsprint consumption primarily resulted from higher advertising linage in both major markets and product enhancements in Indianapolis.



     Other operating costs for 1996, 1997 and 1998 were $137.9 million, $177.8 million and $196.8 million, respectively, representing a 1997 increase of 29.0% and a 1998 increase of 10.6%. Major items contributing to the 1998 increase included:



     - a change in the circulation delivery system in Indianapolis which began in 1997 and increased 1998 expense by $6.3 million and 1997 expense by $11.0 million;



     - costs associated with outside printing of inserts and special publications;



     - promotional/marketing programs in both major markets;



     - higher Arizona Republic delivery costs;



     - increased bad debt expense; and



     - expenses related to the Westech job fair business.



     In addition to the increase resulting from the change in the circulation delivery system in 1997, other items contributing to the 1997 versus 1996 increase included operating expenses associated with computer system design enhancements, increased delivery cost of the Arizona Republic, and a new promotional program in Phoenix.



     Depreciation and amortization expense was $35.5 million, $42.0 million, and $45.4 million for 1996, 1997 and 1998, respectively. The 1997 increase resulted from a new office building and client server computer system in Phoenix, new distribution centers and inserting equipment at both major locations, and amortization of goodwill associated with the acquisitions. The 1998 increase was primarily due to information technology projects in Phoenix and pagination and remodeling projects in Indianapolis.

     In 1996, we recognized asset impairment costs for a Phoenix office building held for sale and a charge for the premature retirement of a Phoenix conveyor system. These losses were recorded using the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." During 1998, we recognized asset impairment costs of $0.5 million representing the cost of exiting buildings in Muncie, Indiana, including site demolition and asset write-offs.



     We recorded work force reduction costs in all three years. The 1996 amount relates primarily to voluntary early retirement programs in Indianapolis and work force reduction costs related to the consolidation of the Muncie, Indiana subsidiary's morning and evening newspapers. In 1997, $10.0 million in work force reduction costs were recorded. Approximately $4.2 million of these costs resulted from the closure of The Phoenix Gazette where approximately 85 positions were eliminated. The balance of the costs related to composing room and transportation work force reductions of 40 individuals and the conversion from the carrier-based work force to an agent-based circulation arrangement, both in Indianapolis. In 1998, $0.8 million in costs primarily related to transportation and state circulation work force reductions of 20 individuals in Indianapolis were recorded.



                              NON-OPERATING ITEMS



     Other non-operating income, (primarily investment income), was $5.5 million, $4.3 million and $4.5 million for 1996, 1997 and 1998, respectively. This income is primarily interest and dividends on available investable cash. Reductions from the 1996 level resulted from increased cash requirements for acquisitions and repurchases of Common Stock in 1997 and 1998. Other non-operating expenses were $1.5 million, $2.2 million and $4.1 million for 1996, 1997 and 1998, respectively. The 1998 increase of $2.0 million primarily resulted from an increase in interest expense related to higher debt levels associated with the purchase of Class A Common Stock from the Nina Mason Pulliam Charitable Trust in the last quarter of 1998, as described more fully in the "Recent Events" section above.



     Income tax expense for 1996, 1997 and 1998 was $42.4 million, $58.8 million and $63.1 million, respectively, reflecting effective tax rates of 40.8%, 41.1% and 41.3%, respectively. The increase in the effective tax rates was the result of non-tax deductible goodwill associated with acquisitions offset, in part, by tax benefits from filing a consolidated state income tax return in Arizona.



                              EQUITY IN AFFILIATE



     Our investment in Ponderay is accounted for using the equity method, which reflects our share of Ponderay's net income or loss. Ponderay's operating results include interest expense on its long-term debt. Equity income (loss) from Affiliate, net of tax, was $1.7 million, $(0.3) million and $1.0 million in 1996, 1997 and 1998, respectively. These changes were mostly attributable to fluctuations in newsprint prices realized by Ponderay over the respective periods. We do not anticipate making additional cash investments in Ponderay during 1999. For further discussion see Note 8 to the 1998 Consolidated Financial Statements.



                        LIQUIDITY AND CAPITAL RESOURCES



     Net cash provided by operating activities is our primary source of liquidity. Net cash provided by operating activities for 1996, 1997 and 1998 was $122.0 million, $153.8 million and $133.5 million, respectively. Net cash provided by operating activities, excluding the effects of net proceeds from (or purchases of) trading securities for 1996, 1997 and 1998 was $81.3 million, $142.2 million and $134.9 million, respectively. Changes between all years were primarily attributable to increases in earnings and/or changes in working capital. The principal uses of cash in 1997 and 1998 were the repurchases of Class A Common Stock, capital expenditures, acquisitions, the payment of dividends, and repayment of short-term debt. As of December 27, 1998, our available cash and cash equivalents and investments totaled $37.4 million, down $11.0 million from the end of 1997. Working capital for the same period was $13.1 million, down $51.6 million from $64.7 million at December 28, 1997 due primarily to the use of the credit facility for the repurchase of Class A Common Stock.



     Total capital expenditures for 1998 were $34.8 million compared with $25.1 million for the comparable 1997 period. We plan approximately $32 million of capital expenditures in 1999. As of December 27, 1998, we had no significant formal commitments related to future capital expenditures.



     See "Recent Events" above for information regarding Common Stock purchases and acquisitions.



     The Board of Directors declared dividends of $0.45 per share on the Class A Common Stock and $0.045 on the Class B Common Stock during 1998. Total Class A and B dividends paid during 1998 were $21.8 million.



     We have demonstrated a consistent ability to generate net cash flow from operations. Management believes that existing cash and investments, net cash flows from operations and currently available bank credit resources are sufficient to enable us to maintain our current level of operations. We expect financing for future investing opportunities to come from a combination of existing cash, new debt facilities, and/or the use of equity.



                         INFLATION AND CHANGING PRICES



     Over the past several years, the impact of inflation on our operations has become less significant because of lower overall inflation rates. However, we and the newspaper industry as a whole have experienced wide fluctuations in newsprint pricing. Variations in newsprint pricing can have a significant impact on earnings for any given year. We have attempted to offset newsprint price increases through the conservation of newsprint and through increased advertising and circulation rates.



                            NEW ACCOUNTING STANDARDS



     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which established new standards in reporting earnings per share. This standard is effective for reporting periods ending after December 15, 1997, including interim periods, and therefore has been adopted in this prospectus by us. Earnings per share amounts for all prior periods have been restated.



                                   YEAR 2000



     Our Year 2000 project is on schedule to meet its objectives. We have developed a comprehensive program to identify, evaluate, test, upgrade, or replace each of our computer and non-computer based systems in connection with Year 2000 readiness. We have devoted significant resources to the program, including the development of a Year 2000 project team, which reports to senior management on a regular basis, and the construction of a test environment dedicated to the Year 2000 testing process. The Chief Information Officer reports progress at every regularly scheduled Board of Directors meeting and on a weekly basis to our Operating Committee.



     We have been actively implementing new systems and technology since 1995 for reasons unrelated to Year 2000, and these actions have resulted in a number of our major information technology systems becoming Year 2000 compliant.



     The discovery phase of our program has been completed and we have performed several review audits to ensure that all susceptible systems have been identified, including client server, desktop, and all systems with embedded computer chips. All desktop systems, application software, and servers have been updated to a compliant level and all database modules are in the process of being upgraded. We completed the remediation and testing phase for the embedded computer chip systems in December 1998. The testing phase of the project is proceeding and we have completed testing of all significant systems.

     We have requested letters of compliance from each of our vendors and, wherever possible, we have worked with our vendors to determine an appropriate testing and compliance process. This process was completed in December 1998. During early 1999, we anticipate using a third party auditor to review the project. In addition, certain employees have attended a number of Year 2000 training programs and outside consultants have been hired when necessary.



     Total costs associated with our Year 2000 project are estimated to be approximately $8.5 million, of which approximately $6.5 million was incurred in 1998 with the remainder to be incurred in 1999.



     Despite the efforts described above, we could potentially experience a disruption in our operations as a result of potential non-compliance of certain vendors, financial institutions, governmental agencies or other third parties or external systems. This disruption could potentially affect various aspects of our business operations including the timeliness and content of certain newspapers or online products. At this time, we are unable to determine whether the consequences of Year 2000 failures would have a material impact on our results of operations, liquidity or financial condition.



     In an effort to minimize any disruption, we are in the process of creating a comprehensive contingency plan to address potential Year 2000 scenarios. Such plans include maintaining an inventory of critical supplies such as newsprint, ink, and other consumables for at least a 30-45 day production cycle as well as creating a smaller newspaper product designed to maximize advertising content.

                                    BUSINESS


                                      CNI





     We publish the following newspapers which had average circulation as set forth below for the fiscal year ended December 27, 1998:



     -  The Arizona Republic, average daily circulation of 467,276.



     -  The Indianapolis Star, average daily circulation of 232,266.



     - The Indianapolis News, a daily afternoon newspaper, average daily circulation of 35,719.



     - The Alexandria Daily Town Talk, serving Rapides Parish, Louisiana and its outlying areas, average circulation of 37,742 daily and 44,131 Sunday.



     - The Star Press, in Muncie, Indiana, average circulation of 36,058 daily and 39,958 Sunday.



     - The Vincennes Sun-Commercial, in Vincennes, Indiana, average circulation of 12,323 daily and 14,286 Sunday.



     -  The Daily Ledger, average daily circulation of 11,800.



     - nine controlled circulation newspapers which are home-delivered and free to readers serving the northern suburbs of Indianapolis, average weekly circulation of 107,000.


     We own an 80% interest in the Santa Clara, California-based Westech companies which consist of:

     -  Westech ExpoCorp., an organizer of job fairs for the high tech industry;

     -  High Technology Careers, publisher of High Technology Careers Magazine;

     - Virtual Job Fair (http://www.vjf.com), an internet-based resume posting and research service; and

     -  JobsAmerica, an organizer of job fairs for service industry positions.


     We also own an 89% interest in Homebuyer's Fair, Inc., which provides Internet services and information for people who are moving and corporations that are relocating their employees, as well as information regarding schools across the nation. We also own 100% of Carantin & Co., Inc., a direct marketing service company, a minority interest in a newsprint mill in the State of Washington and a commercial printer.


     We seek to maintain our position as both the primary source of news and information for our readers as well as the most effective way for advertisers to reach their target markets. To this end, we manage our newspapers with a commitment to the highest standards of product quality and journalistic excellence. For example, The Arizona Republic was the first major daily newspaper in the country to have its pages fully composed by computer generation, enabling us to deliver higher quality products. Since 1990, our newspapers have won Pulitzer prizes for investigative reporting and political cartooning, as well as numerous other awards from industry organizations such as the American Association of Sunday and Feature Editors, the Society for Newspaper Design and the National Press Photographers' Association, among others.


     The following is a list of Internet addresses for CNI and its subsidiaries:



     - Alexandria Newspapers, Inc., which includes Alexandria Daily Town Talk, McCormick Graphics and Press Works: http://www.thetowntalk.com.



     -  Carantin & Co., Inc.: http://www.carantin.com.



     - Career Services, Inc., which includes Westech ExpoCorp., JobsAmerica and High Technology Careers Magazine: http://www.vjf.com.



     -  Central Newspapers, Inc.: http://www.centralnews.com.

     - Homebuyer's Fair, Inc.: http://www.homefair.com and http://www.theschoolreport.com.



     - Indianapolis Newspapers, Inc., which includes The Indianapolis Star and The Indianapolis News: http://www.starnews.com.



     - Muncie Newspapers, Inc., which includes The Muncie Star Press and The Advertiser Group: http://www.thestarpress.com.



     - Phoenix Newspapers, Inc., which includes The Arizona Republic and The Arizona Business Gazette: http://www.azcentral.com.


                              THE ARIZONA REPUBLIC

     In Phoenix, we currently publish The Arizona Republic, one of the fastest growing major daily morning newspapers in the United States, together with the Arizona Business Gazette, a weekly newspaper. We originally acquired a 30% interest in The Arizona Republic and The Phoenix Gazette in 1946. We have owned 100% of these newspapers since 1977. On January 18, 1997, we stopped publishing The Phoenix Gazette. We were able to convert approximately 85% of the subscribers of The Phoenix Gazette to The Arizona Republic.

CIRCULATION


     Approximately 87% of the daily and 73% of the Sunday circulation of The Arizona Republic was home delivered as of December 27, 1998, with the remainder being single copy sales. The circulation level of The Arizona Republic is seasonal due to the large number of part-year residents in the Phoenix area. Typically, circulation for The Arizona Republic achieves its highest levels in February and March and decreases during the late spring and summer months. During 1997, the seasonal variation was approximately 100,475 daily and 103,434 Sunday. The following table shows the average paid daily circulation for The Arizona Republic and The Phoenix Gazette for the periods shown. The figures for fiscal years ended 1996 and 1997 are based upon reports issued by the ABC, an independent agency that audits the circulation of daily and Sunday newspapers, and include circulation outside the Phoenix metropolitan statistical area ("MSA"). The figures for the fiscal year ended December 27, 1998 are based upon our records. Net circulation revenue for the periods shown is based upon our records.



                                                                FISCAL YEAR ENDED
                                                    ------------------------------------------
                                                    DECEMBER 29,   DECEMBER 28,   DECEMBER 27,
                                                        1996         1997(1)          1998
                                                    ------------   ------------   ------------
The Arizona Republic (Sunday).....................    583,162        583,068        585,890
The Arizona Republic (Daily)......................    406,725        460,406        467,276
The Phoenix Gazette (Daily).......................     48,406             --             --
Net circulation revenue (in thousands)............    $87,790        $86,800        $90,170


-------------------------


(1) Combined daily circulation includes The Arizona Republic and The Phoenix Gazette, and net circulation revenue includes The Phoenix Gazette, through January 18, 1997, the last day of its publication.



     The Arizona Business Gazette contains business news and legal notices relating to the Phoenix metropolitan area. The average paid circulation of the Arizona Business Gazette was 10,491, 10,561 and 7,348 for 1996, 1997 and 1998, respectively.

     The home-delivered pricing structure for seven day subscriptions is based on length of subscription. The home-delivered price for The Arizona Republic(seven days) in the Phoenix MSA, ranges from $3.25 per week for a fifty-two week subscription to $3.80 per week for an eight-week subscription. There is also a four-week direct bank debit option of $3.25 per week. The home-delivered price for The Arizona Republic (six days) is $2.50 per week for all subscription terms. A weekend package comprising the Sunday paper and the Friday and Saturday edition is offered at $3.00 per week. The single copy price of the morning paper is $0.50 and $2.00 for the Sunday paper.

ADVERTISING

     The newspapers generate revenue from two primary types of advertisements, "run-of-paper," which are printed in the body of the newspaper, and "preprinted," which are furnished by the advertiser and inserted into the newspaper. We derive the majority of our advertising revenue for our Arizona newspapers from run-of-paper advertisements. However, like other major newspapers, The Arizona Republic has experienced an increase in advertisers' use of preprinted advertisements in recent years. Because preprinted advertisements are furnished by the advertisers and can be distributed by alternate means, revenues and profits from preprinted advertisements are generally lower than those from run-of-paper advertisements. To encourage use of run-of-paper advertisements, we structure our advertising rates to provide more favorable rates to high volume and frequent run-of-paper advertisers.

     We also structure our advertising format to accommodate the numerous communities that comprise the Phoenix metropolitan area. The Arizona Republic publishes "Community" sections that are inserted in up to twelve zoned editions on certain days of the week. Zoned editions, which include news stories and advertisements targeted to specific communities or geographic areas, provide an important means of competing with news coverage of local newspapers and thereby promote circulation. Other part-run sections are also provided to accommodate the needs of advertisers for more targeted distribution.

     The combined run-of-paper advertising linage for our Arizona newspapers for the periods shown and the combined advertising revenues of the newspapers for such periods are set forth in the following table:


                                                               FISCAL YEAR ENDED(1)
                                                    ------------------------------------------
                                                    DECEMBER 29,   DECEMBER 28,   DECEMBER 27,
                                                        1996           1997           1998
                                                    ------------   ------------   ------------
Advertising linage --
  run-of-paper (in thousands of six column
  inches):
  Full-run........................................       2,669          2,829          2,904
  Part-run........................................       1,091          1,182          1,322
  Weekly..........................................         243            242            185
Net advertising revenue...........................    $302,294       $333,583       $351,681


-------------------------

(1) Linage statistics for 1996, 1997 and 1998 excludes linage of The Phoenix Gazette, which ceased publication in January 1997. Net advertising revenue includes The Phoenix Gazette.


DISTRIBUTION

     We distribute The Arizona Republic primarily by home delivery through a network of independent contractors. We have implemented a centralized billing system that removes the responsibility for billing and collection from the independent contractors. Newspapers are distributed to the independent contractor network by an outside company which has been under contract for over forty years.

PRODUCTION

     The Arizona Republic's editing and composing functions are performed primarily at its facility in downtown Phoenix. The Arizona Republic was the first major daily newspaper in the country to have its pages fully composed by computer generation, enabling us to produce a higher quality product. Electronic pagination allows entire pages of the newspaper to be formatted at a computer terminal. Composed pages are electronically transmitted from the newspaper's downtown facility to its two satellite production facilities.

     The Arizona Republic's two satellite production facilities are located in Deer Valley, which is north of downtown Phoenix, and in Mesa, Arizona. The Deer Valley facility includes four offset presses and related production equipment, as well as circulation, advertising and editorial-offices. This facility began production during the first quarter of 1992 with full operation commencing in the third quarter of 1992. The Mesa facility began operation in 1982 and has been subsequently expanded and upgraded. It has three offset presses and related production equipment. We own an additional undeveloped site in western Maricopa County for a possible satellite production facility to meet future growth.

                         INDIANAPOLIS NEWSPAPERS, INC.

     In Indianapolis, our primary newspapers are The Indianapolis Star (mornings and Sunday) and The Indianapolis News (evenings). We formed Indianapolis Newspapers, Inc. ("INI") in 1948, through which we currently publish The Indianapolis Star and The Indianapolis News. At the end of 1996, we owned 90.2% of the voting equity of INI and had the right to elect INI's Board of Directors. On January 3, 1997, we acquired the remaining voting equity of INI through the issuance of nonvoting preferred stock of INI with an aggregate liquidation value of $18,920,000, entitling the holders to aggregate annual dividends of $1,324,000. The preferred stock is callable in five years by INI and is redeemable at any time by the holders at the stated value plus any accrued but unpaid dividends.

CIRCULATION


     Approximately 81% of the daily and 78% of the Sunday circulation of The Indianapolis Star and 78% of the daily circulation of The Indianapolis News was home-delivered as of December 27, 1998, with the remainder being single copy sales.



     The following table shows the average paid daily circulation for The Indianapolis Star and The Indianapolis News for the last three fiscal years. The figures for 1996 and 1997 are based upon reports issued by the ABC and include circulation outside the Indianapolis metropolitan statistical area. The figures for the fiscal year ended December 27, 1998 are based upon our records. Net circulation revenue is based upon our records.



                                                                FISCAL YEAR ENDED
                                                    ------------------------------------------
                                                    DECEMBER 29,   DECEMBER 28,   DECEMBER 27,
                                                        1996           1997           1998
                                                    ------------   ------------   ------------
The Indianapolis Star (Sunday)....................    402,884        391,820         390,479
The Indianapolis Star (Daily).....................    230,932        228,421         232,266
The Indianapolis News (Daily).....................     54,423         41,165          35,719
Net circulation revenue (In thousands)............    $37,205        $46,444        $ 50,020


-------------------------

     The home-delivered price for The Indianapolis Star (seven days) in the Indianapolis metropolitan statistical area ranges from $3.60 to $3.80 per week based on the subscription term and type. The home-delivered price for The Indianapolis News (six days) ranges from $1.80 to $1.98 per week. The single copy price is $0.50 for each daily paper. The home-delivered price of the Sunday newspaper is $1.80, and the single copy price is $1.75.


ADVERTISING

     As is the case for the Arizona newspapers, our Indianapolis newspapers derive the majority of their advertising revenues from run-of-paper advertisements. The Indianapolis Star and The Indianapolis News have also experienced an increase in advertisers' use of preprinted advertisements in recent years. To encourage use of run-of-paper advertisements, we structure our advertising rates to provide more favorable rates to high volume and frequent run-of-paper advertisers. The combined run-of-paper advertising linage for The Indianapolis Star and The Indianapolis News for the past three fiscal years and the combined advertising revenue of the newspapers for such periods are set forth in the following table:


                                                                FISCAL YEAR ENDED
                                                    ------------------------------------------
                                                    DECEMBER 29,   DECEMBER 28,   DECEMBER 27,
                                                        1996           1997           1998
                                                    ------------   ------------   ------------
Advertising linage -- run-of-paper
  (in thousands of
  six column inches):
Full-run..........................................       2,982          3,422          3,476
Net advertising revenue...........................    $149,658       $167,212       $170,946


-------------------------


DISTRIBUTION


     Through 1996, we distributed The Indianapolis Star and The Indianapolis News primarily by home delivery through a network of approximately 3,200 carriers. Carriers are independent contractors who purchase newspapers from us and resell them at a markup to their customers.


     In 1997, our Indianapolis newspapers converted from a carrier-based delivery system to an agency-based distribution system for the Indianapolis metropolitan area and its eight surrounding counties. We replaced approximately 1,350 carriers with 79 independent delivery agents, who are paid on a commission basis.



     In 1998, we converted the home-delivered system in the State area of Indiana to an agency-based distribution system. We replaced approximately 250 carriers with 14 delivery agents, who are paid on a commission basis. We believe the conversions have:


     - allowed for uniform pricing;

     - resulted in higher levels of customer satisfaction; and

     - helped facilitate the creation of customer data bases.

PRODUCTION

     The Indianapolis Star and The Indianapolis News merged their editorial news staffs in 1995 and share production and distribution facilities. All editorial and production functions are handled from our facility in downtown Indianapolis, which is equipped with six offset presses and related production and distribution equipment.

     The Indianapolis Star and The Indianapolis News have recently implemented several formatting changes to promote greater standardization and customization. The weather, editorial and obituary sections are now anchored daily on the same pages, and there are weekday stand-alone classified and automotive sections, as well as a four-page daily "Metro" section with local coverage for each of the major metropolitan distribution areas.

                               SMALLER NEWSPAPERS


     In March 1996, we purchased 100% of the outstanding common stock of McCormick & Company, Inc., now Alexandria Newspapers, Inc., the parent company of the Alexandria Daily Town Talk newspaper and McCormick Graphics, Inc., a commercial printing subsidiary. The Alexandria Daily Town Talk serves Rapides Parish in Central Louisiana and the outlying areas within a 50 mile radius, with a population base of approximately 282,000. For the fiscal year ended December 27, 1998, the average paid circulation of the Alexandria Daily Town Talk was 37,742 daily and 44,131 Sunday.



     We also publish The Star Press (mornings and Sundays) in Muncie,
Indiana -- we formerly published two newspapers in the Muncie market, The Muncie Star and the Muncie Evening Press, but merged the two newspapers into The Star Press in May 1996 in order to improve product quality and cost efficiency. The Star Press serves Muncie and east central Indiana, which has a population base of just over 370,000. For the fiscal year ended December 27, 1998, the average paid circulation of The Star Press was 36,058 daily and 39,958 Sunday.



     We publish The Daily Ledger (which for 1998 had an average daily circulation of 11,800) and nine controlled circulation newspapers (which for 1998 had an average weekly circulation of 107,000) that serve the northern suburbs of Indianapolis, the fastest growing area of metropolitan Indianapolis.



     We publish the Vincennes Sun-Commercial, a daily newspaper that serves the city of Vincennes, Indiana, with a population of approximately 24,700. For the fiscal year ended December 27, 1998, the average paid circulation of the Vincennes Sun-Commercial was 12,323 (five days) and 14,286 Sunday.



     The revenues earned by these smaller publications represented approximately 7.0%, 6.0% and 6.0% in 1996, 1997 and 1998, respectively, of our total revenues.


                                    WESTECH

     In February 1997, we acquired an 80% interest in the Santa Clara, California-based Westech companies. Westech consists of Westech ExpoCorp, which organizes job fairs for the high tech industry; High Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair
(http://www.vjf.com), an internet-based resume posting and research service; and JobsAmerica, which organizes job fairs for service industry positions.


     Westech has enjoyed rapid growth in recent years and had approximately $32.2 million of revenue in 1998. Operating margins in this business have historically been higher than those associated with the newspaper publishing industry.


     We believe that the acquisition of Westech is a strategic extension of our business of matching employers and employees. A substantial portion of our revenues are derived from recruitment advertising and, historically, recruitment advertising has been the most important means for employers to find qualified employees and for job seekers to find employment. We believe that:

     - recruitment classified advertising will continue to be an important avenue for job placement in the future;

     - an increasing number of placements will be made using the Internet and job fairs; and

     - the acquisition of Westech should ensure that we are well positioned to provide career services information to employers and employees through a variety of cost-effective channels.

     Westech operates predominantly in the western half of the United States.

                                HOMEBUYER'S FAIR



     In October, 1997, we purchased an 80% interest in Homebuyer's Fair, Inc. Homebuyer's Fair is a Phoenix-based Internet company, which provides services and information for people who are moving and for corporations that are relocating their employees. We considered this acquisition to be a strategic extension of our print classified advertising business. In September, 1998, we enhanced this line extension by acquiring National School Reporting Services, Inc., a leading provider of information about schools and school systems across the nation. This school information is important to a large percentage of people going through the relocation process.



                              CARANTIN & CO., INC.



     In December, 1998, we acquired Carantin & Co., Inc., a Phoenix-based company that provides direct mail and other direct marketing support services to its clients. This acquisition will enhance the direct marketing and database marketing capabilities of CNI.



                              CLASSIFIED VENTURES



     We own a 3% interest in Classified Ventures, an independent company owned by a consortium of newspaper companies whose mission is to be the preeminent online national classified service in the automotive, apartments and new homes classified categories. Classified Ventures utilizes both national sales personnel and sales representatives from our newspapers to sell advertising and services. Investment in this business fits with our strategy of new business development and protection of our classified business.


                  RAW MATERIALS -- PONDERAY NEWSPRINT COMPANY


     We consumed approximately 182,000 metric tons of newsprint in fiscal year 1998 and expect that consumption will increase in 1999 due primarily to anticipated linage gains. We currently obtain newsprint from a number of suppliers, both foreign and domestic, under long-term contracts, standard in the industry, which offer dependable sources of newsprint at current market rates.


     To provide us with an additional source of newsprint for a portion of our needs, we joined with four other newspaper publishing companies and a major newsprint manufacturer in forming a general partnership, Ponderay Newsprint Company ("Ponderay"), to own and operate a newsprint mill in Usk, Washington. The mill began operations in December 1989. We are required to purchase on an annual basis the lesser of 13.5% of Ponderay's newsprint production or 28,400 metric tons on a "take if tendered" basis until the related debt recorded by Ponderay is repaid.

                                  COMPETITION

     We face competition for advertising revenue from television, radio, the Internet and direct mail programs, as well as competition for advertising and circulation from suburban neighborhood and national newspapers and other publications. Competition for advertising is based upon:

     - circulation levels;

     - readership demographics;

     - advertising rates; and

     - advertiser results.

     Competition for circulation is generally based upon:

     - content;

     - journalistic quality; and

     - the price of the newspaper.

     In Phoenix, several suburban newspapers owned by major media corporations operate in cities that are part of the Phoenix metropolitan area and compete with The Arizona Republic for advertising and circulation. The most significant of these competitors is Thomson Corporation, which owns five daily newspapers in the East Valley region. These newspapers had a combined paid daily circulation of 93,407, compared to 186,003 for The Arizona Republic in this region in 1997, the period for which the latest ABC audit figures are available. The Arizona Republic recently introduced four new "Community" sections in order to maintain its position as the leading source of news and information in this region. In Indianapolis, our newspapers do not experience significant direct competition from suburban newspapers.

                               EMPLOYEES -- LABOR


     As of December 27, 1998, we had approximately 4,984 employees (including 1,105 part-time employees), 35% of whom were covered by a total of 23 collective bargaining agreements. Given the large number of collective bargaining agreements, we are frequently involved in labor negotiations. As of February 23, 1999, we were involved in ongoing negotiations with respect to three different bargaining agreements, involving approximately 300 employees engaged in various trades at our facilities. No assurance can be given as to the outcome of these negotiations or as to their impact on us. We have never had a significant strike or work stoppage at our operations and we consider our labor relationships with our employees to be satisfactory.


                               LEGAL PROCEEDINGS

     We become involved from time to time in various claims and lawsuits in the ordinary course of our business, including libel and invasion of privacy actions, and we are involved from time to time in various governmental and administrative proceedings. Our management believes that the outcome of any pending claims or proceedings will not have a significant adverse effect on us.

                                   MANAGEMENT

     Our executive officers and directors are:


                  NAME                    AGE               POSITION WITH CNI
                  ----                    ---               -----------------
Louis A. Weil, III......................  58     Chairman, President and Chief Executive
                                                 Officer of CNI
Thomas K. MacGillivray..................  38     Vice President and Chief Financial
                                                 Officer
Eric S. Tooker..........................  37     Vice President, General Counsel and
                                                 Secretary
Dale A. Duncan..........................  44     Publisher, President and General Manager
                                                 of Indianapolis Newspapers
John F. Oppedahl........................  54     Publisher and Chief Executive Officer of
                                                 Phoenix Newspapers, Inc.
William A. Franke.......................  62     Director
L. Ben Lytle............................  52     Director
Frank E. Russell........................  78     Director
Richard Snell...........................  68     Director



     LOUIS A. WEIL, III has been Chairman of CNI's Board of Directors since December 31, 1998 and President and Chief Executive Officer since January 1996. He served as Publisher and Chief Executive Officer of The Arizona Republic and The Phoenix Gazette and Executive Vice President of Phoenix Newspapers, Inc. between July 1991 and January 1996. Mr. Weil served as Publisher of Time from May 1989 to July 1991 and President and Publisher of The Detroit News from May 1987 to May 1989. Mr. Weil serves as an independent director of Prudential's Domestic Equity, Domestic Fixed Income, Global Fixed Income and Municipal Bond mutual funds. He has been a Director of CNI since 1991.


     THOMAS K. MACGILLIVRAY has been Vice President since April 1997 and Chief Financial Officer since January 1996. Previously, he was Director of Investments from April 1993 to December 1995. He was Vice President and Equity Portfolio Manager for Sovran Capital Management from January 1989 to March 1993.

     ERIC S. TOOKER has been Vice President since April 1997 and General Counsel and Secretary since June 1996. From November 1989 through May 1996, he was Associate General Counsel at Conseco, Inc.


     DALE A. DUNCAN has been Publisher since January 1999, and President and General Manager of Indianapolis Newspapers since January 1998. From 1995 until assuming his current position, Mr. Duncan was Vice President, ABC Publishing Group, where he directed the operations of the Oakland Press, Pontiac, MI; The Belleville News-Democrat, Illinois; and the Times Leader, Wilkes-Barre, PA. Mr. Duncan also served as President and Publisher of the Oakland Press from 1995 to 1997 and was the President and Publisher of the Times Leader from 1986 to 1994.


     JOHN F. OPPEDAHL has been Publisher and Chief Executive Officer of Phoenix Newspapers, Inc. since January 1996. Previously, he was Executive Editor of Phoenix Newspapers, Inc. since 1993 and Managing Editor of The Arizona Republic from 1989 to 1993.

     WILLIAM A. FRANKE has been the Chairman and Chief Executive Officer of America West Holdings Corporation, an aviation and travel service company, since February 1997 and the Chairman of the Board of its principal subsidiary, America West Airlines, Inc., an airline carrier. Mr. Franke was the subsidiary's Chief Executive Officer from December 1993 until February 1997, and its President from May 1996 until February 1997. He is a director of America West Holdings Corporation, America West

Airlines, Inc., Phelps Dodge Corporation, Beringer Wine Estates, Mtel Latin America, Inc. and AirTransport Association of America. He is a director and Chairman of the Board of Airplanes Limited and a controlling trustee and Chairman of Airplanes U.S. Trust, entities involved in aircraft financing and leasing. He has been a director of CNI since 1990.


     L. BEN LYTLE has been President and Chief Executive Officer of Anthem Insurance Companies, Inc., an insurance holding company, since 1989 and presently serves as Chairman of the Board of Directors of its major subsidiaries. He is a director of Acordia, Inc., IPALCO, Inc., Duke REIT, and Bank One, Indianapolis, N.A. He has been a Director of the Company since April 1997.


     FRANK E. RUSSELL was Chairman of CNI's Board of Directors and Assistant Secretary of CNI from January 1996 through December 1998. Mr. Russell served as President and Chief Executive Officer of CNI from 1979 through 1995. He has been a Director of CNI since 1974. Mr. Russell is one of three trustees of the selling shareholder.



     RICHARD SNELL has been Chairman of the Board and Chief Executive Officer of Pinnacle West Capital Corporation, a utility holding company and Chairman of the Board of Arizona Public Service Company since 1990. He is also a director of Aztar Corporation and Bank One Arizona Corporation. He has been a Director of CNI since September 1996.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 150,000,000 shares of Class A Common Stock, without par value (the "Class A Common Stock"), 130,000,000 shares of Class B Common Stock, without par value (the "Class B Common Stock"), and 25,000,000 shares of Preferred Stock (the "Preferred Stock"). As of February 23, 1999, 34,467,430 shares of Class A Common Stock were issued and outstanding, 62,691,000 shares of Class B Common Stock, convertible into 6,269,100 shares of Class A Common Stock, were issued and outstanding, and no shares of Preferred Stock have been issued. As of February 23, 1999, the Class A Common Stock was held by approximately 343 shareholders of record and the Class B Common Stock was held by 24 shareholders of record. All outstanding shares are legally issued, fully paid and nonassessable.


                            CLASS A COMMON STOCK AND
                              CLASS B COMMON STOCK

VOTING RIGHTS

     Our Articles of Incorporation provide that each share of Class A Common Stock entitles the holder thereof to one-tenth of a vote per share on all matters on which shareholders are entitled to vote. Each share of Class B Common Stock entitles the holder thereof to one vote per share on all matters on which shareholders are entitled to vote.

     In general, matters submitted to the vote of the shareholders, such as the election of directors, are voted on by holders of the Class A Common Stock and the Class B Common Stock voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are not entitled to vote cumulatively for the election of directors. The holders of the Class B Common Stock hold approximately 94% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock. Under the Indiana Business Corporation Law, however, holders of Class A Common Stock are also entitled to vote as a separate class to approve amendments to our Articles of Incorporation that modify rights, preferences and powers that affect the rights of the holders adversely, or to increase the number of authorized shares of Class A Common Stock.

DIVIDEND AND LIQUIDATION RIGHTS

     Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if and when declared by our Board of Directors. Our Articles of Incorporation provide that dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either. It is further provided that each share of Class B Common Stock is entitled to receive only 10% of any dividend or other distribution in cash; stock, other than Class A Common Stock or Class B Common Stock; or other property, including any liquidating distribution, made with respect to each share of Class A Common Stock. To the extent that a stock dividend is involved, holders of Class A Common Stock are entitled to receive only Class A Common Stock in respect of those shares and holders of Class B Common Stock are entitled to receive only Class B Common Stock in respect of those shares. Furthermore, the Articles of Incorporation provide that stock dividends on a class of common stock may not be paid without a concomitant stock dividend for the other class of common stock.

TRANSFERABILITY AND CONVERTIBILITY

     The Class A Common stock is freely transferable, subject to applicable securities laws. The Class B Common Stock is also freely transferable, subject to applicable securities laws; however, the Class B Common Stock has not been registered under the Securities Act of 1933, as amended, and we do not plan at any time in the future to register such stock. No trading market currently exists for the Class B Common Stock and it is not anticipated that such a market will develop.


     To allow holders of shares of Class B Common Stock to have access to trading, our

Articles of Incorporation provide that each share of Class B Common Stock is convertible at any time at the option of the holder into one-tenth of a share of Class A Common Stock. A shareholder desiring to sell an equity interest represented by Class B Common Stock could thereby convert and sell, consistent with applicable securities laws, shares of Class A Common Stock.

                                PREFERRED STOCK

     No shares of preferred stock have been issued. The Board of Directors, without further shareholder action, is authorized to issue up to 25,000,000 shares of preferred stock and establish the:

     - designations;

     - dividend rights;

     - dividend rate;

     - conversion rights;

     - voting rights;

     - terms of redemption;

     - liquidation preference; and

     - all other preferences and rights of any series of preferred stock.

     However, shares of preferred stock may not be given voting rights without the prior approval of holders of a majority of the outstanding shares of Class B Common Stock.

                         CERTAIN PROVISIONS OF INDIANA
                             CORPORATE LAW AND THE
                            EUGENE C. PULLIAM TRUST

     Certain provisions of Indiana law applicable to us could delay, deter or prevent a merger, tender offer or other takeover attempt of us. Such provisions include those pertaining to "control shares," which only have voting rights to the extent approved by disinterested shareholders and limitations upon business combinations involving us and any "interested shareholder." Interested shareholders are generally defined to include any holder of 10% or more of the corporation's voting securities. The foregoing provisions have limited effect on us in light of the provisions of the Eugene C. Pulliam Trust, which has voting control of us.


     Under the terms of this trust, the trustees are directed not to take or approve any action by us that would cause the trust to have less voting power with respect to us or any corporation into which we are merged or consolidated, than its proportion of the voting power of us at the time of the execution of the trust. At the time this trust was established it had stock representing 54% of all outstanding voting common stock of us. The trust specifies that this limitation shall last for the duration of the trust, except that this limitation shall become void if the trustees (1) unanimously determine that a substantially complete loss of the value of the property held in the trust is seriously threatened and (2) obtain the written consent of two-thirds of the beneficiaries of the trust (which consist of descendants of Eugene C. Pulliam). By its terms, the trust will terminate twenty-one years after the death of the survivor of the class consisting of the descendants of Eugene C. Pulliam living at the time of the most recent amendment to the trust in May 1973. As of February 23, 1999, the trust owned 22,907,500 shares of Class B Common Stock representing approximately 73% of the outstanding Class B Common Stock and approximately 69% of our combined voting power.


                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock and Class B Common Stock is Norwest Bank Minnesota, NA.

                              SELLING SHAREHOLDER


     The table below sets forth the beneficial ownership of our Class A Common Stock by the Charitable Trust as of February 23, 1999 and reflects the repurchases of an aggregate of 8,000,000 shares by us from the Charitable Trust, and the sale of the shares offered hereby. The Selling Shareholder is a charitable trust which, indirectly, received all of its shares of Class A Common Stock in a bequest from the Estate of Nina Mason Pulliam. Mr. Frank E. Russell, one of the three trustees of the Charitable Trust, was the Chairman of the Board of Directors of Central Newspapers, Inc. until his retirement effective December 31, 1998; however, he remains a member of the Board of Directors of CNI.



                                                                                   SHARES BENEFICIALLY
                           SHARES BENEFICIALLY                                         OWNED AFTER
                              OWNED PRIOR TO                        SHARES TO        THE REPURCHASES
                             THE REPURCHASES         SHARES       BE SOLD IN THE         AND THE
                           AND THE OFFERING(1)     SOLD TO US      OFFERING(2)       OFFERING(3)(4)
                           --------------------   -------------   --------------   -------------------
NAME                         NUMBER     PERCENT                                     NUMBER     PERCENT
----                       ----------   -------                                     ------     -------
Nina Mason Pulliam
  Charitable Trust.......  10,893,700     26%       8,000,000       2,324,956        568,744     1.3%


-------------------------


(1) Includes 746,500 shares of Class A Common Stock attributable to 7,465,000 shares of Class B Common Stock.



(2) Includes 377,756 shares of Class A Common Stock attributable to 3,777,560 shares of Class B Common Stock.



(3) Includes 20,000 shares of Class A Common Stock attributable to 200,000 shares of Class B Common Stock.


(4) Assumes that the option granted the underwriter to purchase additional shares is not exercised.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering will be passed upon for us by Henderson, Daily, Withrow & DeVoe, Indianapolis, Indiana, for the Selling Shareholder by Barnes & Thornburg, Indianapolis, Indiana, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS


     The consolidated financial statements of Central Newspapers, Inc. as of December 27, 1998 and December 28, 1997 and for the fiscal years then ended, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The consolidated financial statements of Central Newspapers, Inc. as of December 29, 1996, set forth herein, have been included in reliance on the report of Olive LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders


of Central Newspapers, Inc.



     In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Central Newspapers, Inc. and its subsidiaries at December 27, 1998 and December 28, 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Central Newspapers, Inc. for the year ended December 29, 1996, prior to restatement of earnings per share for the adoption of Statement of Financial Accounting Standard No. 128, were audited by other independent accountants whose report dated February 3, 1997 expressed an unqualified opinion on those financial statements. We have audited the adjustments that were applied to restate the 1996 earnings per share. In our opinion, such adjustments are appropriate and have been properly applied to the 1996 financial statements.



PRICEWATERHOUSECOOPERS LLP



Phoenix, Arizona


January 29, 1999

                            CENTRAL NEWSPAPERS, INC.



                        CONSOLIDATED STATEMENT OF INCOME



                                                               52 WEEKS ENDED
                                                --------------------------------------------
                                                DECEMBER 29,    DECEMBER 28,    DECEMBER 27,
                                                    1996            1997            1998
                                                ------------    ------------    ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Advertising.................................    $479,474        $541,311        $562,408
  Circulation.................................     134,133         143,153         150,446
  Other.......................................       6,708          31,673          39,836
                                                  --------        --------        --------
                                                   620,315         716,137         752,690
                                                  --------        --------        --------
Operating expenses:
  Compensation................................     228,316         239,783         243,637
  Newsprint and ink...........................     113,171         105,467         112,937
  Other operating costs.......................     137,875         177,829         196,746
  Depreciation and amortization...............      35,528          42,022          45,418
  Work force reduction cost...................       1,340           9,999             854
  Asset impairment cost.......................       4,226                             525
                                                  --------        --------        --------
                                                   520,456         575,100         600,117
                                                  --------        --------        --------
Operating income..............................      99,859         141,037         152,573
Other income (principally interest income)....       5,486           4,318           4,545
Other expenses................................      (1,477)         (2,166)         (4,117)
                                                  --------        --------        --------
Income before income taxes....................     103,868         143,189         153,001
Provision for income taxes....................      42,431          58,797          63,125
                                                  --------        --------        --------
Income before minority interest and equity in
  affiliate...................................      61,437          84,392          89,876
Minority interest in subsidiaries.............      (1,629)         (2,566)         (2,326)
Equity in net earnings (loss) of affiliate....       1,726            (331)            992
                                                  --------        --------        --------
Net income....................................    $ 61,534        $ 81,495        $ 88,542
                                                  ========        ========        ========
Net income per common share:
  Basic.......................................    $   1.16        $   1.58        $   1.83
  Diluted.....................................        1.14            1.54            1.78
Average common shares outstanding:
(combined Class A and equivalent Class B
  shares)
  Basic.......................................      53,238          51,464          48,498
  Diluted.....................................      54,076          52,946          49,880



See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.



                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION



                                                              DECEMBER 28,    DECEMBER 27,
                                                                  1997            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS,
                                                                   EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 36,924        $ 24,774
  Marketable securities.....................................      11,524          12,636
  Accounts receivable (net of allowances of $2,959 and
     $2,602)................................................      89,707          90,858
  Inventories...............................................      10,320          11,841
  Deferred income tax benefits..............................       7,919           8,430
  Other current assets......................................       5,712          11,253
                                                                --------        --------
          Total current assets..............................     162,106         159,792
                                                                --------        --------
Property, plant and equipment:
  Land......................................................      18,616          18,985
  Buildings and improvements................................     122,409         135,725
  Leasehold improvements....................................       4,412             687
  Machinery and equipment...................................     383,626         407,211
  Construction in progress..................................       8,071           8,237
                                                                --------        --------
                                                                 537,134         570,845
     Less accumulated depreciation..........................     250,451         287,136
                                                                --------        --------
                                                                 286,683         283,709
                                                                --------        --------
Other assets:
  Land held for development.................................       3,116           5,229
  Goodwill and other intangibles............................     122,729         127,349
  Investment in Affiliate...................................       8,321           9,848
  Other.....................................................      31,356          43,432
                                                                --------        --------
                                                                 165,522         185,858
                                                                --------        --------
TOTAL ASSETS................................................    $614,311        $629,359
                                                                ========        ========

                                                              DECEMBER 28,    DECEMBER 27,
                                                                  1997            1998
                                                              ------------    ------------
                                                                     (IN THOUSANDS,
                                                                   EXCEPT SHARE DATA)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 19,672        $ 23,088
  Short-term bank debt......................................      10,000          52,072
  Accrued compensation......................................      20,061          19,305
  Dividends payable.........................................       5,613           5,217
  Accrued expenses and other liabilities....................      16,825          18,208
  Federal and state income taxes............................       1,578
  Deferred revenue..........................................      23,618          28,789
                                                                --------        --------
          Total current liabilities.........................      97,367         146,679
                                                                --------        --------
Deferred income taxes.......................................      26,882          26,703
                                                                --------        --------
Long-term debt..............................................                     200,025
                                                                --------        --------
Postretirement and other noncurrent liabilities.............      86,997          91,001
                                                                --------        --------
Minority interest in subsidiaries...........................       1,866           2,868
                                                                --------        --------
Redeemable preferred stock issued by subsidiary.............      18,920          18,920
                                                                --------        --------
Shareholders' equity:
  Preferred stock -- issuable in series:
  Authorized -- 25,000,000 shares
  Issued -- none
  Class A common stock -- without par value:
  Authorized -- 150,000,000 shares
  Issued and outstanding -- 44,035,252 and 34,446,180
     shares.................................................      29,934          30,937
  Class B common stock -- without par value:
  Authorized -- 130,000,000 shares
  Issued and outstanding -- 62,691,000 shares...............          63              63
  Retained earnings.........................................     352,531         112,104
  Unamortized value of restricted stock.....................      (1,924)         (1,407)
  Unrealized gain on available-for-sale securities..........       1,675           1,466
                                                                --------        --------
                                                                 382,279         143,163
                                                                --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................    $614,311        $629,359
                                                                ========        ========



See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.



                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                                                                        UNREALIZED
                                        CLASS A                CLASS B                    UNAMORTIZED    GAIN ON
                                     COMMON STOCK           COMMON STOCK                   VALUE OF     AVAILABLE
                                 ---------------------   -------------------   RETAINED   RESTRICTED     FOR-SALE
                                   SHARES      AMOUNT      SHARES     AMOUNT   EARNINGS      STOCK      SECURITIES
                                 -----------   -------   ----------   ------   --------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT DECEMBER 31, 1995...   47,041,222   $18,967   63,106,000    $63     $338,436                   $1,275
Net income (52 weeks)..........                                                  61,534
Dividends declared:
  Class A common stock.........                                                 (16,856)
  Class B common stock.........                                                  (2,272)
Exercise of stock options......      309,400     3,928
Repurchase of Class A common
  stock........................     (980,200)     (539)                         (17,477)
Issuance of restricted stock...      105,000     1,903                                      $(1,903)
Amortization of restricted
  stock........................                                                                 276
Change in net unrealized gain
  on available-for-sale
  securities...................                                                                              215
                                 -----------   -------   ----------    ---     --------     -------       ------
BALANCE AT DECEMBER 29, 1996...   46,475,422   $24,259   63,106,000    $63     $363,365     $(1,627)      $1,490
Net income (52 weeks)..........                                                  81,495
Dividends declared:
  Class A common stock.........                                                 (17,866)
  Class B common stock.........                                                  (2,512)
Exercise of stock options......      348,864     6,144
Repurchase of Class A common
  stock........................   (2,864,534)   (1,600)                         (71,852)
Repurchase of Class B common
  stock........................                             (35,000)                (99)
Issuance of restricted stock,
  net of cancellations.........       37,500     1,131                                       (1,131)
Amortization of restricted
  stock........................                                                                 834
Common stock conversion........       38,000               (380,000)
Change in net unrealized gain
  on available-for-sale
  securities...................                                                                              185
                                 -----------   -------   ----------    ---     --------     -------       ------
BALANCE AT DECEMBER 28, 1997...   44,035,252   $29,934   62,691,000    $63     $352,531     $(1,924)      $1,675

                                                                                                        UNREALIZED
                                        CLASS A                CLASS B                    UNAMORTIZED    GAIN ON
                                     COMMON STOCK           COMMON STOCK                   VALUE OF     AVAILABLE
                                 ---------------------   -------------------   RETAINED   RESTRICTED     FOR-SALE
                                   SHARES      AMOUNT      SHARES     AMOUNT   EARNINGS      STOCK      SECURITIES
                                 -----------   -------   ----------   ------   --------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Net income (52 weeks)..........                                                  88,542
Dividends declared:
  Class A common stock.........                                                 (18,543)
  Class B common stock.........                                                  (2,821)
Exercise of stock options......      431,088     8,913
Repurchase of Class A common
  stock........................  (10,039,660)   (8,552)                        (307,605)
Repurchase of Class B common
  stock........................
Issuance of restricted stock,
  net of cancellations.........       19,500       642                                         (642)
Amortization of restricted
  stock........................                                                               1,159
Change in net unrealized gain
  on available-for-sale
  securities...................                                                                             (209)
                                 -----------   -------   ----------    ---     --------     -------       ------
BALANCE AT DECEMBER 27, 1998...   34,446,180   $30,937   62,691,000    $63     $112,104     $(1,407)      $1,466
                                 ===========   =======   ==========    ===     ========     =======       ======



See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.



                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                               52 WEEKS ENDED
                                                --------------------------------------------
                                                DECEMBER 29,    DECEMBER 28,    DECEMBER 27,
                                                    1996            1997            1998
                                                ------------    ------------    ------------
                                                               (IN THOUSANDS)
Operating activities:
  Net income..................................   $  61,534        $ 81,495       $  88,542
  Items which did not use (provide) cash:
     Depreciation and amortization............      35,528          42,022          45,418
     Postretirement and pension benefits......       2,050           6,593            (589)
     Asset impairment cost....................       4,226                             525
     Change in unrealized gain (loss) on
       trading securities.....................         821              96             119
     Minority interest in earnings of
       subsidiaries...........................       1,629           2,566           2,326
     Equity loss (earnings) in Affiliate......      (1,864)            331            (992)
     Deferred income taxes....................      (1,543)           (583)         (2,323)
     Amortization of restricted stock
       awards.................................                         834           1,159
     Other....................................         634           1,465            (261)
  Change in current assets and liabilities net
     of acquisitions:
     Net proceeds from (purchases of) trading
       securities.............................      40,671          11,631          (1,454)
     Accounts receivable......................     (26,320)          2,985           9,331
     Inventories..............................       1,835          (1,409)         (1,521)
     Other current assets.....................       2,363          (1,826)         (6,116)
     Accounts payable.........................      (1,041)          1,606          (2,142)
     Accrued compensation.....................        (317)          2,935            (756)
     Accrued expenses and other liabilities...      (1,617)            949           3,668
     Federal and state income taxes...........       3,338          (1,905)         (3,199)
     Deferred revenue.........................          88           4,038           1,759
                                                 ---------        --------       ---------
       Net cash provided by operating
          activities..........................     122,015         153,823         133,494
                                                 ---------        --------       ---------
Investing activities:
  Purchases of property, plant and
     equipment................................   $ (46,530)       $(25,135)      $ (34,809)
  Purchase of land held for development.......                                      (2,113)
  Proceeds from disposition of assets.........       1,975             407             177
  Purchases of available-for-sale
     securities...............................     (24,659)
  Proceeds from available-for-sale
     securities...............................      62,243           2,057             283
  Acquisitions (net of cash acquired).........     (60,509)        (44,219)         (9,244)
  Other.......................................      (5,557)         (3,816)         (8,932)
                                                 ---------        --------       ---------
       Net cash used by investing
          activities..........................     (73,037)        (70,706)        (54,638)
                                                 ---------        --------       ---------

                                                               52 WEEKS ENDED
                                                --------------------------------------------
                                                DECEMBER 29,    DECEMBER 28,    DECEMBER 27,
                                                    1996            1997            1998
                                                ------------    ------------    ------------
                                                               (IN THOUSANDS)
Financing activities:
  Cash dividends paid.........................   $ (18,647)       $(20,111)      $ (21,760)
  Dividends paid to minority interest.........        (989)         (1,159)         (1,324)
  Proceeds from exercise of stock options.....       2,882           3,279           8,913
  Borrowings of short-term debt...............                      39,400         207,000
  Repayments of short-term debt...............                     (29,400)       (165,000)
  Borrowings of long-term debt................                                     200,000
  Repayments of long-term debt................      (4,200)           (800)         (2,678)
  Repurchase of common stock..................     (18,017)        (73,551)       (316,157)
                                                 ---------        --------       ---------
       Net cash used by financing
          activities..........................     (38,971)        (82,342)        (91,006)
                                                 ---------        --------       ---------
Increase (decrease) in cash and cash
  equivalents.................................      10,007             775         (12,150)
Cash and cash equivalents, beginning of
  period......................................      26,142          36,149          36,924
                                                 ---------        --------       ---------
Cash and cash equivalents, end of period......   $  36,149        $ 36,924       $  24,774
                                                 =========        ========       =========
Supplemental cash flow information:
  Issuance by subsidiary of redeemable
     preferred stock in exchange for Class A
     common stock of subsidiary...............                    $ 18,920
  Income taxes paid...........................   $  40,798          62,172       $  63,965
  Interest paid...............................         615           1,706           1,717
  Issuance of restricted stock................         276             834             642



See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1 -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES



     Nature of Operations -- Central Newspapers, Inc. and its subsidiaries (the "Company") are primarily engaged in the publishing and distribution of newspapers. Revenues are principally derived from advertising and newspaper sales in the Phoenix, Arizona and Indianapolis, Indiana metropolitan areas. The Company also has an 80% interest in the Westech group of companies which are predominantly in the jobs fair business and a 13.5% interest in Ponderay Newsprint Company ("Affiliate"), a partnership formed to own a newsprint mill in the State of Washington.



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. Investments in companies in which the Company exercises significant influence are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.



Fiscal Year -- The Company's fiscal year ends on the last Sunday of the calendar year. The fiscal years 1996, 1997 and 1998 included 52 weeks.



     Revenue Recognition -- Advertising revenue is recognized when the advertisement appears in the newspaper. Deferred subscription revenue, which primarily represents amounts received from customers in advance of newspaper delivery, is included in revenue over the subscription term.



     Cash Equivalents -- The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.



     Marketable Securities -- Management determines the classification of its investments in debt and equity securities at the time of purchase. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Securities classified as trading securities are carried at fair value with unrealized gains and losses reported in earnings. The cost of securities sold is based on the specific identification method. All marketable debt securities and preferred stock are classified as current assets. Certain available-for-sale equity securities are classified as noncurrent assets.



     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, trade accounts receivable and investments in marketable securities. The Company places its temporary cash with financial institutions and limits the amount of credit exposure to any one financial institution. Accounts receivable are with customers located primarily in the immediate geographical area of each city of publication. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historic trends and other information. The Company, by policy, limits the type and amount of its investments in marketable securities.



     Inventories -- Newsprint is valued at the lower of cost or market on the last-in, first-out (LIFO) method. Other inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) and moving average methods.

                            CENTRAL NEWSPAPERS, INC.

     Property, Plant and Equipment -- Property, plant and equipment are carried at cost. Depreciation is computed using primarily the straight-line method based on the estimated useful lives of the assets. The principal estimated useful lives range from three to 15 years for machinery and equipment and 10 to 40 years for buildings and leasehold improvements.



     Investment in Affiliate -- The Company uses the equity method of accounting for its 13.5% partnership interest in Ponderay Newsprint Company.



     Goodwill and Other Intangibles -- Goodwill acquired before 1970 is not being amortized. Goodwill and other intangibles acquired after 1970 are being amortized on a straight-line basis over periods of 15 to 40 years. Amortization expense amounted to $1,928,000 in 1996, $4,945,000 in 1997 and $5,507,000 in
1998. Accumulated amortization was $9,130,000 and 11,184,000 at the end of 1997 and 1998, respectively.



     The Company reviews goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the undiscounted expected future cash flows from use of the asset are less than its carrying value, an impairment loss would be recognized.



     Income Taxes -- The Company provides for the determination of deferred tax liabilities and assets at the end of each period based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect when taxes are actually paid or recovered. The Company files a consolidated federal income tax return with its wholly and majority-owned subsidiaries.



     Net income per common share -- Basic EPS is computed based upon the weighted average number of common shares outstanding in each year. The Class B common stock is included in the computation as if converted to Class A common stock at a ratio of 10 shares of Class B common stock to one share of Class A common stock.



     Diluted EPS includes the effect of stock options granted under the Company's Amended and Restated Stock Compensation Plan, calculated using the treasury stock method.



     On December 8, 1998, the Board of Directors declared a two-for-one split of the Class A and Class B common stock which was distributed on January 8, 1999 to shareholders of record as of the close of business on December 18, 1998. All shares and per share amounts presented herein, have been retroactively restated to reflect the impact of the split.



     Asset Impairment -- The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the first-quarter of 1996. The statement establishes accounting standards for recognizing and measuring impairment of long-lived assets, and requires reducing the carrying amount of any impaired asset to fair value.



     Reclassifications -- Certain amounts in the financial statements have been reclassified to conform to the 1998 presentation.



2 -- BASIC AND DILUTED EARNINGS PER SHARE



     The following is a reconciliation of the numerators and denominators of the basic

                            CENTRAL NEWSPAPERS, INC.

and diluted EPS computations as required by SFAS No. 128, "Earnings Per Share":



                                                               1996       1997       1998
                                                               ----       ----       ----
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
Basic EPS Computation:
Numerator (Net income)....................................    $61,534    $81,495    $88,542
Denominator:
Average Common Shares Outstanding.........................     53,238     51,464     48,498
Basic EPS.................................................    $  1.16    $  1.58    $  1.83
Diluted EPS Computation:
Numerator (Net income)....................................    $61,534    $81,495    $88,542
Denominator:
Average Common Shares Outstanding.........................     53,238     51,464     48,498
Stock Options.............................................        838      1,482      1,382
TOTAL.....................................................     54,076     52,946     49,880
Diluted EPS...............................................    $  1.14    $  1.54    $  1.78



3 -- ACQUISITIONS, REDEEMABLE PREFERRED STOCK AND STOCK REPURCHASES



     On October 23, 1998, pursuant to a September 21, 1998 agreement, we repurchased and retired 5,000,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust at $30 per share (plus interest from September 16, 1998) for a total consideration of $150.8 million. In addition, in November 1998, we repurchased and retired 3,000,000 shares of our Class A Common Stock, pursuant to the exercise of an option from the Charitable Trust, at $33.50 per share for a total consideration of $100.5 million. These repurchases were financed with a $300 million revolving credit facility arranged by First Chicago Capital Markets, Inc. (a subsidiary of Bank One Corporation), and syndicated to a group of banks. This $300 million revolving credit facility, which closed on November 10, 1998 consists of a $200 million five-year and a $100 million 365-day revolving credit facility. The credit facility may be used for general corporate purposes, including the repurchase of common stock. Under the credit facility, we can choose among loans with interest rates based on either an Alternative Base Rate (fixed rate), an Adjusted LIBOR (floating rate), or a Competitive Bid (a floating rate loan based on bids solicited from the lenders) as those terms are defined in the credit agreement. We must maintain compliance with certain covenants under the terms of the credit facility.



     At our annual meeting of shareholders on May 15, 1998, our shareholders approved an increase in the number of authorized shares of Class A Common Stock from 75,000,000 to 150,000,000 shares and Class B Common Stock from 50,000,000 to 130,000,000 shares.



     In December 1997, the Board of Directors authorized additional repurchases of up to $100.0 million of our Class A Common Stock. The shares may be purchased within the subsequent three years on the open market or in privately negotiated transactions. We have repurchased and retired a total of 2,039,660 shares under this authorization through December 27, 1998 at a total cost of approximately $65.5 million. This authorization replaces the March 19, 1996, repurchase program under which we repurchased

                            CENTRAL NEWSPAPERS, INC.

1,490,000 shares of Class A Common Stock at a cost of approximately $33.2 million.



     In October 1997, we acquired an 80% interest in Homebuyer's Fair, Inc. which provides internet-based services and information for people who are moving and corporations that are relocating employees. In September 1998, Homebuyer's Fair acquired 100% of National School Reporting Services, Inc. which provides internet-based information related to schools across the nation. As a result of the transaction, we now own 89% of the combined entity, with an option to purchase the remaining 11% on or after December 31, 2000.



     In May 1997, we repurchased and retired an aggregate of 2,354,734 shares of Class A Common Stock from three non-profit organizations at a total cost of $58.6 million.



     In February 1997, the Company acquired 80% of the Santa Clara, California based Westech group of companies for $34,800,000. The transaction was recorded using purchase accounting. The group, which had 1997 sales of $32,200,000, includes Westech ExpoCorp., which organizes job fairs for the high-technology industry, High Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair, an internet-based resume posting and research service, and JobsAmerica, which organizes job fairs for service industry positions. The transaction generated $32,400,000 of goodwill which is being amortized on a straight line basis over 15 years. In June 1997, Westech acquired the assets of Target Career Fairs, a Boston-based company that organizes job fairs for the high-technology industry in the eastern portion of the U.S., including the cities of Boston, Raleigh, Orlando, Philadelphia and St. Louis. Target had 1996 revenues of approximately $3,000,000. The Company has an option to purchase the remaining 20% of Westech.



     In January 1997, the Company acquired the remaining 9.8% of Indianapolis Newspapers, Inc. ("INI") common stock that it did not already own. This transaction was accomplished by issuing to the minority shareholders an aggregate of 1,892 shares of newly created, non-voting, INI preferred stock, with an aggregate stated value of $18,920,000 in exchange for the shares of INI common stock owned by them. The preferred stock provides for aggregate annual dividends of $1,324,000 on a cumulative basis, is callable in five years by INI, and is redeemable at any time by the shareholders of INI at the stated value plus accrued but unpaid dividends. The total acquisition consideration of $18,920,000 was accounted for using the purchase method of accounting. This transaction resulted in goodwill of $8,468,000 and a reduction of the minority interest of $9,244,000.



     In March 1996, the Company acquired 100% of the outstanding common stock of McCormick and Company, Inc. ("McCormick"), the parent company of the Alexandria Daily Town Talk newspaper of Louisiana and McCormick Graphics, Inc., a commercial printing subsidiary. The purchase price of approximately $62,000,000 was paid entirely with cash. The amount of the purchase price allocated to goodwill was approximately $47,473,000 and is being amortized over forty years. Historical pro-forma results have not been presented for the acquisitions described above as the results are immaterial.



4 -- EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT OBLIGATIONS



     The Company has defined benefit plans to provide pension benefits to all employees who have met certain eligibility requirements. Benefits are based primarily on length of service, wages earned, age and the amount of optional employee contributions. The Company's policy is to fund at least the minimum amount required by ERISA. Assets of the plans consist primarily of stocks, bonds and short-term investments.



     The Company sponsors postretirement medical and life insurance plans which are

                            CENTRAL NEWSPAPERS, INC.

available to most of its employees. In order to be eligible for these plans, employees must retire from the Company and have been covered under an active plan. The level of benefits provided depends on the year of retirement and years of service. The plans are contributory with periodic adjustments in the amount of contributions by retirees. The Company's policy is to fund these benefits as claims and premiums are paid.



     The Company's pension benefits and other postretirement benefits consisted of:



                                                                          OTHER POSTRETIREMENT
                                                     PENSION BENEFITS           BENEFITS
                                                     ----------------     --------------------
                                                      1997       1998       1997        1998
                  (IN THOUSANDS)                      ----       ----       ----        ----
Change in Benefit Obligation
Net benefit obligation at beginning of year.......  $217,140   $234,556   $ 89,899    $ 87,630
Service cost......................................     6,572      6,918      3,185       3,056
Interest cost.....................................    16,437     16,983      6,092       5,738
Plan participants' contributions..................       543        426        630         727
Plan amendments...................................                            (121)     (1,213)
Actuarial (gain) loss.............................     9,536     15,668     (6,887)     (3,345)
Gross benefits paid...............................   (15,672)   (16,173)    (5,168)     (5,509)
                                                    --------   --------   --------    --------
Net benefit obligation at end of year.............  $234,556   $258,378   $ 87,630    $ 87,084
                                                    ========   ========   ========    ========
Change in Plan Assets
Fair value of plan assets at beginning of year....  $241,397   $279,735
Actual return on plan assets......................    53,467     44,033
Employer contributions............................                7,039   $  4,538    $  4,782
Plan participant's contributions..................       543        426        630         727
Gross benefits paid...............................   (15,672)   (16,173)    (5,168)     (5,509)
                                                    --------   --------   --------    --------
Fair value of plan assets at end of year..........  $279,735   $315,060   $     --    $     --
                                                    ========   ========   ========    ========
Funded status at end of year......................  $ 45,179   $ 56,682   $(87,630)   $(87,084)
Unrecognized net actuarial (gain) loss............   (39,559)   (47,465)     1,330      (1,903)
Unrecognized prior service cost...................     2,792      2,348     (1,189)     (1,867)
Unrecognized net transition obligation (asset)....    (4,981)    (3,698)
                                                    --------   --------   --------    --------
Net amount recognized at end of year..............  $  3,431   $  7,867   $(87,489)   $(90,854)
                                                    ========   ========   ========    ========

                            CENTRAL NEWSPAPERS, INC.

                                                                        OTHER POSTRETIREMENT
                                                  PENSION BENEFITS            BENEFITS
                                                  ----------------      --------------------
                                                1996    1997    1998    1996    1997    1998
                                                ----    ----    ----    ----    ----    ----
Weighted-average assumptions December 31
Discount rate.................................  7.50%   7.25%   6.75%   7.50%   7.25%   6.75%
Expected return on plan assets................  9.00%   9.00%   9.00%    N/A     N/A     N/A
Rate of compensation increase.................  4.00%   4.00%   4.00%   4.00%   4.00%   4.00%



     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5 percent for 2000 and remain at that level thereafter.



Components of net periodic benefit cost


(In Thousands)



                                                                               OTHER POSTRETIREMENT
                                                  PENSION BENEFITS                   BENEFITS
                                                  ----------------             --------------------
                                             1996       1997       1998      1996      1997      1998
                                             ----       ----       ----      ----      ----      ----
Service cost.............................  $  6,861   $  6,572   $  6,918   $ 2,859   $ 3,185   $3,056
Interest cost............................    14,575     16,437     16,983     5,974     6,092    5,738
Expected return on assets................   (17,144)   (18,587)   (20,447)
Amortization of:
Transition obligation (asset)............    (1,283)    (1,283)    (1,283)
Prior service cost.......................       444        444        444    (1,927)   (1,947)    (478)
Actuarial (gain) loss....................        39                             128
                                                           (10)       (12)                 38     (169)
                                           --------   --------   --------   -------   -------   ------
Total net periodic benefit cost..........  $  3,492   $  3,573   $  2,603   $ 7,034   $ 7,368   $8,147
                                           ========   ========   ========   =======   =======   ======



     Other postretirement benefits include medical benefits for retirees and their spouses, retiree life insurance, and executive life insurance. Phoenix Newspapers, Inc. also provides dental and vision benefits for retirees and their spouses. In 1997, Phoenix Newspapers, Inc. amended its postretirement benefit plan to provide a Medicare Risk HMO option for their post-65 retirees.



     The company has a wage deferral plan qualified under Section 401 (k) of the Internal Revenue Code that covers all eligible employees. Company matching contributions to this plan were $4,600,000, $4,517,000 and $4,488,000 for 1996,
1997 and 1998, respectively.



     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health

                            CENTRAL NEWSPAPERS, INC.

care cost trend rates would have the following effects:



                                                  ONE PERCENTAGE POINT    ONE PERCENTAGE POINT
                                                        INCREASE                DECREASE
                                                  --------------------    --------------------
Effect on total of service and interest cost
  components....................................       $1,206,502             $  (909,578)
Effect on postretirement benefit obligation.....       $9,372,676             $(7,166,507)



5 -- WORK FORCE REDUCTION



     The Company has reduced its work force in response to The Phoenix Gazette closure, changes in distribution methods in Indianapolis, economic conditions, increasing costs and changes in technology. Early retirement incentive programs contributed to the staff reductions. Employees were offered early retirement benefits through a non-qualified supplemental retirement plan and those terminated due to job eliminations received severance payments. Work force reduction costs include retirement benefits, severance payments, carrier conversion incentives, agency signing bonuses and professional support. Work force reduction costs were $1,340,000, $9,999,000 and $854,000 for 1996, 1997 and 1998, respectively.


6 -- INCOME TAXES



     The provision for income taxes, exclusive of tax effects from equity in earnings of Affiliate, consisted of:



                                                            1996        1997        1998
                                                            ----        ----        ----
                                                                   (IN THOUSANDS)
State:
Currently payable.......................................  $  8,007    $ 10,903    $ 12,075
Deferred................................................      (301)        (60)       (865)
                                                          --------    --------    --------
                                                             7,706      10,843      11,210
                                                          --------    --------    --------
Federal:
Currently payable.......................................    35,967      48,477      53,373
Deferred................................................    (1,242)       (523)     (1,458)
                                                          --------    --------    --------
                                                            34,725      47,954      51,915
                                                          --------    --------    --------
Provision for income taxes..............................  $ 42,431    $ 58,797    $ 63,125
                                                          ========    ========    ========

                            CENTRAL NEWSPAPERS, INC.

     Components of net deferred income tax liability are as follows:



                                                            1996        1997        1998
                                                            ----        ----        ----
                                                                   (IN THOUSANDS)
Depreciation............................................  $ 55,533    $ 57,796    $ 56,666
Pension.................................................     2,490       2,878       2,752
Other...................................................     1,647       1,933       1,526
                                                          --------    --------    --------
Gross deferred tax liability............................    59,670      62,607      60,944
                                                          --------    --------    --------
Postretirement benefits.................................   (33,938)    (35,488)    (38,494)
Vacation................................................    (3,995)     (3,767)     (3,769)
Other...................................................    (2,398)     (4,351)     (2,757)
                                                          --------    --------    --------
Gross deferred tax asset................................   (40,331)    (43,606)    (45,020)
                                                          --------    --------    --------
Net deferred income tax liability.......................  $ 19,339    $ 19,001    $ 15,924
                                                          ========    ========    ========



     Reconciliation of the U.S. federal statutory tax rate to the effective tax rate is presented below:



                                                 1996              1997              1998
                                            --------------    --------------    --------------
                                                              (IN THOUSANDS)
Federal statutory tax rate..............    $36,354   35.0%   $50,116   35.0%   $53,550   35.0%
State taxes net of federal tax effect...      5,009    4.8      7,048    5.0      7,286    4.8
Goodwill and other......................      1,068    1.0      1,633    1.1      2,289    1.5
                                            -------   ----    -------   ----    -------   ----
Provision for income taxes..............    $42,431   40.8%   $58,797   41.1%   $63,125   41.3%
                                            =======   ====    =======   ====    =======   ====



7 -- INVENTORIES



     Newsprint inventory, valued at LIFO, amounted to $7,710,000 and $9,639,000 at the end of 1997 and 1998. If the FIFO inventory valuation method had been exclusively used for newsprint, the value would have been $5,139,000 and $5,627,000 higher, respectively. Other inventories, consisting primarily of newspaper production supplies, amounted to $2,610,000 and $2,202,000 at the end of 1997 and 1998.



8 -- INVESTMENT IN AFFILIATE



     The Company, through its subsidiaries, has a 13.5% partnership interest in Ponderay Newsprint Company, which was formed to own a newsprint mill in the State of Washington. Under the terms of a loan agreement, the Company has guaranteed certain partnership bank debt in the amount of $16,875,000.



     The Company has committed to purchase for use in Phoenix the lesser of 13.5% of annual newsprint production or 28,400 metric tons on a "take if tendered" basis until the debt is repaid. Newsprint purchased from Ponderay amounted to $23,735,000 during 1997 and $19,042,000 during 1998.

                            CENTRAL NEWSPAPERS, INC.

     Summarized financial data for Affiliate:



                                                            1996        1997        1998
                                                            ----        ----        ----
                                                                   (IN THOUSANDS)
Results of operations:
  Net sales.............................................  $160,979    $131,330    $144,776
  Net income (loss).....................................    22,399      (4,040)     11,304
Financial position
  Current assets........................................  $ 17,934    $ 22,150    $ 22,872
  Property and equipment, at cost -- net................   263,013     250,038     233,747
  Other assets..........................................     3,098       2,433       1,844
                                                          --------    --------    --------
                                                          $284,045    $274,621    $258,463
                                                          ========    ========    ========
  Current liabilities...................................  $ 18,336    $ 29,018    $ 34,194
  Long-term debt ($125 million guaranteed by
     partners)..........................................   200,048     183,982     151,343
  Partners' capital.....................................    65,661      61,621      72,926
                                                          --------    --------    --------
                                                          $284,045    $274,621    $258,463
                                                          ========    ========    ========



     Summary of the Company's investment in Affiliate:



                                                            1996        1997        1998
                                                            ----        ----        ----
                                                                   (IN THOUSANDS)
Investment, beginning of year...........................  $  5,843    $  8,867    $  8,321
Equity in partnership income (loss).....................     3,024        (546)      1,527
                                                          --------    --------    --------
Investment, end of year.................................  $  8,867    $  8,321    $  9,848
                                                          ========    ========    ========
Equity in Affiliate:
Equity in partnership income (loss).....................  $  3,024    $   (546)   $  1,527
Current income tax expense..............................    (1,425)       (377)     (1,087)
Deferred tax benefit....................................       265         593         552
Other...................................................      (138)         (1)         --
                                                          --------    --------    --------
Equity in net earnings (loss) of Affiliate..............  $  1,726    $   (331)   $    992
                                                          ========    ========    ========



9 -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT



     In November 1998, the Company entered into a $100,000,000 unsecured, committed, 365 day credit agreement and a $200,000,000 unsecured, committed, five year credit agreement. Of such borrowings, $252,000,000 was drawn to fund the repurchase of stock. As of December 27, 1998, $52,000,000 remained outstanding on the 365 day revolving credit line, and all $200,000,000 remained outstanding on the five year facility both at annual interest rates approximating 5.5%. Compliance with certain covenants under the terms of the credit facilities must be maintained. As of December 27, 1998, the

                            CENTRAL NEWSPAPERS, INC.

Company is in compliance with all such
covenants.



     Included in 1997 accrued expenses and other liabilities is $2,678,000 relating to the 50-year 4 1/2% debentures due and paid December 1, 1998.



     Interest expense on these facilities and other debt amounted to $618,000 in 1996, $1,710,000 in 1997 and $3,922,000 in 1998. Such amounts are included in other expense.



10 -- RENTAL EXPENSE AND LEASE COMMITMENTS



     Rental expense for 1996, 1997 and 1998 amounted to, $5,000,000, $5,532,000 and $6,341,000, respectively. Future obligations for minimum annual rentals under noncancelable long-term leases are not significant.



11 -- CAPITAL STOCK AND STOCK COMPENSATION PLAN



     Class A common stock is entitled to 1/10 of a vote per share. The Class B common stock has one vote per share while its dividend and liquidation distributions are 1/10 of the amount of Class A common stock. Class B common stock may be converted into Class A common stock at a ratio of ten shares of Class B common stock for one share of Class A common stock. The Eugene C. Pulliam Trust ("Trust") owns Class B common stock which provides the Trust the majority voting control of the Company. At December 27, 1998, the Company has reserved 4,350,486 shares of Class A common stock for issuance under its Stock Compensation Plan, 1,000,000 shares for issuance under its 401(k) plan and 6,269,100 shares for issuance upon conversion of Class B common stock.



     Dividends declared per share:



                                                              1996     1997     1998
                                                              ----     ----     ----
Class A common stock........................................  $ .36    $ .40    $ .45
Class B common stock........................................   .036     .040     .045



     The Company's Stock Compensation Plan provides for the granting of stock options and the issuance of restricted stock grants to certain officers, key employees and members of the Board of Directors. Options issued under this plan are granted at prices determined by the Stock Option Committee of the Board of Directors but not less than fair market value on the date of the grant. Options granted may be incentive or non-qualified options with a term of 10 years. Options granted before December 25, 1995, and Board of Director member options are currently exercisable. Options granted in 1995 and prior to September 13, 1996, are exercisable three years from date of grant and options granted after September 13, 1996, become exercisable ratably over a three year period beginning on the first anniversary of the grant.



     The Company has historically accounted for employee stock compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation costs are recognized if options are granted at an exercise price equal to the current market value of the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted by the Company on January 1, 1996. As permitted by SFAS No. 123, the Company has elected to continue accounting for employee stock compensation under the APB No. 25 rules, but disclose pro forma results using SFAS No. 123's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant. The fair value of options granted in 1996, 1997 and 1998 was estimated on the grant date using the

                            CENTRAL NEWSPAPERS, INC.

Black-Scholes option pricing model using the following assumptions:



                                                               1996        1997       1998
                                                               ----        ----       ----
Risk-free interest rates...................................   6.5-6.6%       6.2%       5.5%
Dividend yields............................................       2.0%       1.2%       1.2%
Expected volatility........................................      27.0%      29.0%        30%
Weighted average expected life of options..................  4-6 years    4 years    4 years
Fair market value per share granted........................      $5.21      $7.12     $11.72



     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effects on net income and earnings per share of this statement are as follows:



                                                               1996       1997       1998
                                                               ----       ----       ----
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
Net income:
  As reported...............................................  $61,534    $81,495    $88,542
  Pro forma.................................................   60,316     79,656     85,817
Earnings per share:
As reported
Basic.......................................................  $  1.16    $  1.58    $  1.83
Diluted.....................................................     1.14       1.54       1.78
Pro forma Basic.............................................  $  1.14    $  1.55    $  1.77
Diluted.....................................................     1.12       1.51       1.72

                            CENTRAL NEWSPAPERS, INC.

     The following is a summary of the status of the Company's Stock Compensation Plan as of and for the three years ended December 27, 1998:



                                                    SHARES       SHARES      WEIGHTED AVERAGE
                                                   RESERVED       UNDER          EXERCISE
                                                  FOR GRANTS     OPTION           PRICE
                                                  ----------     ------      ----------------
Outstanding, December 31, 1995..................  5,606,200     2,702,200         $12.09
  Granted.......................................                  678,000          18.68
  Exercised.....................................   (309,400)     (309,400)          9.60
  Cancelled.....................................                 (103,000)         13.29
  Restricted Shares.............................   (105,000)
                                                  ---------     ---------         ------
Outstanding, December 29, 1996..................  5,191,800     2,967,800         $13.82
  Granted.......................................                  247,950          24.23
  Exercised.....................................   (353,226)     (353,226)         10.77
  Cancelled.....................................                  (20,100)         16.08
  Restricted shares, -- net.....................    (37,500)
                                                  ---------     ---------         ------
Outstanding, December 28, 1997..................  4,801,074     2,842,424         $15.09
  Granted.......................................                  718,200          36.00
  Exercised.....................................   (431,088)     (431,088)         12.46
  Cancelled.....................................                  (34,504)         23.22
  Restricted shares, -- net.....................    (19,500)
                                                  ---------     ---------         ------
Outstanding, December 27, 1998..................  4,350,486     3,095,032         $20.21
                                                  =========     =========         ======



     The following table summarizes information about stock options outstanding at December 27, 1998:



                                OUTSTANDING                 EXERCISABLE
                       ------------------------------   --------------------
                                             WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE
                                   AVERAGE   EXERCISE               EXERCISE
EXERCISE PRICE RANGE    SHARES     LIFE(A)    PRICE      SHARES      PRICE
--------------------    ------     -------   --------    ------     --------
$ 5.00-$14.99          1,070,800     5.1      $11.97    1,070,800    $11.98
$15.00-$24.99          1,289,532     7.4      $18.11      861,514    $17.20
$25.00-$34.99              8,000     8.3      $25.88        2,667    $25.88
$35.00-$44.99            726,700     9.2      $36.00        6,000    $36.25
                       ---------                        ---------
                       3,095,032     7.0      $20.21    1,940,891    $19.89
                       =========                        =========


-------------------------


(a) Weighted average contractual life remaining in years



     The Company issued restricted stock grants to certain key executives who have a critical impact on the long-term performance of the Company. The Compensation Committee of the Board of Directors awarded 105,000, 38,500 and 19,500 shares of stock in 1996, 1997 and 1998, respectively, whereby transfer restrictions lapse at the end of five years from the award date or as early as three years upon achieving certain perform-

                            CENTRAL NEWSPAPERS, INC.

ance goals. On February 23, 1999, transfer restrictions lapsed on 76,000 shares of restricted stock granted in 1996. The restricted stock grants have all the rights of shareholders, including the right to receive dividends, except for conditions regarding transferability of shares or upon the termination of employment. Upon issuance of the shares, unearned compensation equivalent to the market value at the date of grant was recorded as unamortized value of restricted stock and is being charged to earnings over the period during which the restrictions lapse. During 1996, 1997, and 1998 compensation expense in the amount of $276,000, $834,000 and $642,000, respectively, has been recorded related to these restricted stock grants.



12 -- FAIR VALUE OF FINANCIAL INSTRUMENTS



     The carrying amounts of the Company's financial instruments approximate the fair value. The Company has guaranteed $16,875,000 of Ponderay debt. The carrying value approximates the guaranteed amount.



13 -- CONTINGENCIES



     There are various libel and other legal actions that have arisen in the normal course of business and are now pending against the Company. It is the opinion of management that final disposition of such litigation will not have any material adverse effect on the Company's financial position or results of operations.

                                  UNDERWRITING


     The selling shareholder and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the Class A Common Stock being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the Underwriters.


                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co.........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                              ----------------
  Total.....................................................
                                                              ================

                           -------------------------


     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 348,743 shares from the selling shareholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



     The following table shows the per share and the total underwriting discounts and commissions to be paid to the Underwriters by the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.


          Paid by the Selling Shareholder
          -------------------------------
                           No             Full
                        Exercise        Exercise
                        --------        --------
Per share............    $               $
Total................    $               $


     Shares sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up
to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.



     CNI, the selling shareholder, the Eugene C. Pulliam Trust, as well as the directors and other executive officers of CNI, have agreed that, during the period beginning from the date of this prospectus and continuing and including the date 90 days after the date of the prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security convertible into or exchangeable for shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., except as otherwise provided in the Underwriting Agreement.


     In connection with the offering, the Underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offerings. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.


     The selling shareholder estimates, that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $       .



     CNI and the selling shareholder have agreed to indemnify several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

------------------------------------------------------------
------------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS


                                            Page
                                            ----
Available Information.....................    2
Incorporation of Certain Documents by
  Reference...............................    3
Prospectus Summary........................    4
Risk Factors..............................    7
Price Range of Class A Common Stock and
  Dividend Policy.........................   10
Use of Proceeds...........................   10
Capitalization............................   11
Selected Consolidated Financial Data......   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   14
Business..................................   22
Management................................   30
Description of Capital Stock..............   32
Selling Shareholder.......................   34
Legal Matters.............................   34
Experts...................................   34
Report of Independent Accountants.........  F-1
Underwriting..............................  U-1


------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------


                                2,324,956 Shares

                            CENTRAL NEWSPAPERS, INC.
                              Class A Common Stock

                             ----------------------

                                   [CNI LOGO]
                             ----------------------
                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
                      Representatives of the Underwriters

------------------------------------------------------------
------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth all fees and expenses payable in connection with the issuance and distribution of the shares of Class A Common Stock, other than underwriting discounts and commissions. All such fees and expenses will be paid by the selling shareholder and CNI. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the NASD filing fee.



Securities and Exchange Commission registration fee.........  $ 25,365
NASD filing fee.............................................     9,624
"Blue Sky" fees and expenses................................        --
Legal fees and expenses.....................................    18,000
Accounting fees and expenses................................    80,000
Printing expenses...........................................    85,000
Miscellaneous...............................................     5,000
                                                              --------
          Total.............................................  $222,989
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23-1-37-1 -- 23-1-37-15 of the Indiana Business Corporation Law permit a corporation to indemnify directors and officers against liability incurred in certain proceedings if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that such conduct was in the best interests of the corporation and, in all other cases, believed such conduct was at least not opposed to the best interests of the corporation. If the proceeding is criminal, the individual must either have had no reasonable cause to believe that such conduct was unlawful or had reasonable cause to believe that such conduct was lawful. The statute requires a corporation to indemnify an individual who is wholly successful in the defense of any such proceeding against reasonable expenses incurred by such individual, unless the Articles of Incorporation provide otherwise. The corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if certain conditions are satisfied. Unless otherwise provided in the Articles of Incorporation, a director or officer may apply for court ordered indemnification, which will include reasonable expenses incurred to obtain the indemnification order if the court determines that the director is entitled to mandatory indemnification or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Except in the case of mandatory indemnification, a corporation may indemnify a director of officer only after it is determined that the individual meets the standard of conduct described above. In addition, a corporation may also indemnify and advance expenses to an officer, whether or not a director, to the extent, consistent with public policy, that may be provided by its Articles of Incorporation, by-laws, general or specific action of its board of directors or contract. Section 23-1-37-14 of the Indiana Business Corporation Law empowers an Indiana corporation to purchase and maintain insurance on behalf of any director or officer against any liability asserted against, or incurred by, such individual in any such capacity or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify against such liability.

     The Amended and Restated Articles of Incorporation of the Registrant permit the Registrant to indemnify any person who is or was a director or officer of the Registrant to the fullest extent allowed by law.

     The Registrant also carries liability insurance covering officers and directors.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement.*
  4.1     Amended and Restated Articles of Incorporation of Central
          Newspapers, Inc.*
  4.2     The Amended and Restated Code of By-Laws of Central
          Newspapers, Inc.*
  5.1     Opinion of Henderson, Daily, Withrow & DeVoe as to legality of the shares.*
 10.1     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of September 21, 1998 incorporated by reference to Form
          10-Q dated November 5, 1998.
 10.2     Standstill and Option Agreement by and between the Nina
          Mason Pulliam Charitable Trust and Central Newspapers, Inc.
          dated as of September 21, 1998 incorporated by reference to
          Form 10-Q dated November 5, 1998.
 10.3     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of November 13, 1998.*
 10.4     Credit Agreement among Central Newspapers, Inc., The First
          National Bank of Chicago, Bank of Montreal, and Norwest Bank
          Minnesota dated as of November 10, 1998.*
 10.5     First Amendment to Credit Agreement among Central
          Newspapers, Inc., The First National Bank of Chicago, Bank
          of Montreal, and Norwest Bank of Minnesota dated as of
          November 16, 1998.*
 23.1     Consent of PricewaterhouseCoopers LLP.
 23.2     Consent of Olive LLP.
 23.3     Consent of Henderson, Daily, Withrow & DeVoe (contained in the opinion filed as Exhibit 5.1 to this Registration
          Statement).
 24.1     Powers of Attorney.*


---------------
 * Previously filed

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on the 25th day of February, 1999.


                                          CENTRAL NEWSPAPERS, INC.

                                          By: /s/  LOUIS A. WEIL, III
                                            ------------------------------------

                                                     Chairman, President & Chief
                                              Executive Officer



     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----

              /s/ LOUIS A. WEIL, III                 Chairman, President & Chief     February 25, 1999
---------------------------------------------------    Executive Officer
                Louis A. Weil, III

            /s/ THOMAS K. MACGILLIVRAY               Vice President and Chief        February 25, 1999
---------------------------------------------------    Financial Officer (Principal
              Thomas K. MacGillivray                   Financial and Accounting
                                                       Officer)

                         *                           Director                        February 25, 1999
---------------------------------------------------
                 William A. Franke

                         *                           Director                        February 25, 1999
---------------------------------------------------
                   L. Ben Lytle

               /s/ FRANK E. RUSSELL                  Director                        February 25,1999
---------------------------------------------------
                 Frank E. Russell

                         *                           Director                        February 25, 1999
---------------------------------------------------
                   Richard Snell

              *By: /s/ ERIC S. TOOKER                                                February 25, 1999
---------------------------------------------------
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement.*
  4.1     Amended and Restated Articles of Incorporation of Central
          Newspapers, Inc.*
  4.2     The Amended and Restated Code of By-Laws of Central
          Newspapers, Inc.*
  5.1     Opinion of Henderson, Daily, Withrow & DeVoe as to legality of the shares.*
 10.1     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of September 21, 1998 incorporated by reference to Form
          10-Q dated November 5, 1998.
 10.2     Standstill and Option Agreement by and between the Nina
          Mason Pulliam Charitable Trust and Central Newspapers, Inc.
          dated as of September 21, 1998 incorporated by reference to
          Form 10-Q dated November 5, 1998.
 10.3     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of November 13, 1998.*
 10.4     Credit Agreement among Central Newspapers, Inc., The First
          National Bank of Chicago, Bank of Montreal, and Norwest Bank
          Minnesota dated as of November 10, 1998.*
 10.5     First Amendment to Credit Agreement among Central
          Newspapers, Inc., The First National Bank of Chicago, Bank
          of Montreal, and Norwest Bank of Minnesota dated as of
          November 16, 1998.*
 23.1     Consent of PricewaterhouseCoopers LLP.
 23.2     Consent of Olive LLP.
 23.3     Consent of Henderson, Daily, Withrow & DeVoe (contained in the opinion filed as Exhibit 5.1 to this Registration
          Statement).
 24.1     Powers of Attorney.*


---------------
 * Previously filed